Filed pursuant to Rule 424B4
Registration No. 333-127711
Registration No. 333-129348

PROSPECTUS

7,500,000 Ordinary Shares
in the form of ordinary shares or American Depositary Shares

RANDGOLD RESOURCES LIMITED

(organized under the laws of Jersey, Channel Islands)

We are offering ordinary shares in the form of ordinary shares or American Depositary Shares, or ADSs. Each ADS represents the right to receive one of our ordinary shares. The offering of ADSs is part of a global offering of 7,500,000 ordinary shares, including 4,792,200 ordinary shares being offered for sale in the United States and 2,707,800 ordinary shares being offered for sale outside of the United States. The price per ordinary share and ADS will be identical for both offerings.

Our ADSs are listed on the Nasdaq National Market under the symbol "GOLD". Our ordinary shares are listed and traded on the London Stock Exchange under the symbol "RRS". On October 31, 2005, the last reported price for our ADSs on the Nasdaq National Market was $13.62 per share.

Investing in our ordinary shares or ADSs involves risks. See "Risk Factors" beginning on page 8.

	Per Share or ADS	Total
Initial price to public	$13.50	$101,250,000
Underwriting discount	$0.54	$4,050,000
Proceeds, before expenses, to us	$12.96	$97,200,000

We have granted the underwriters a 30-day option to purchase up to a total of 1,125,000 additional ordinary shares, including ordinary shares in the form of ADSs, to cover over-allotments, if any. If this option is exercised in full, the proceeds before expenses to us will be $111,780,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC, on behalf of the underwriters, expects to deliver the ordinary shares and ADSs to purchasers on or about November 4, 2005.

Global Coordinator and Bookrunner

HSBC

BMO Nesbitt Burns  RBC Capital Markets

November 1, 2005

West Africa
East Africa
Senegal
Loulo Mine
Mali
Morila Mine
Burkina Faso
Tongon Deposit
Côte d'Ivoire
Ghana
Tanzania
Randgold Resources Limited:
Mines and Projects
Exploration Permits
Prospecting Licences

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL INFORMATION	v
FORWARD-LOOKING STATEMENTS	v
PROSPECTUS SUMMARY	1
RISK FACTORS	8
USE OF PROCEEDS	17
DIVIDENDS	17
CAPITALIZATION	18
RECENT DEVELOPMENTS	19
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
PRINCIPAL SHAREHOLDERS	36
MARKET INFORMATION	37
DESCRIPTION OF OUR MEMORANDUM AND ARTICLES OF ASSOCIATION AND ORDINARY SHARES	38
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	45
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS	52
TAXATION	53
PLAN OF DISTRIBUTION	59
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	67
EXPERTS	67
VALIDITY OF SECURITIES	67
WHERE YOU CAN FIND MORE INFORMATION	67
ENFORCEABILITY OF CIVIL LIABILITIES	68
INDEX TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	F-1

In connection with the offering, HSBC Securities (USA) Inc. or its affiliates acting on its behalf, each acting on behalf of the underwriters (the "Stabilizing Person") may engage in transactions that stabilize, maintain or otherwise affect the market price of our ordinary shares. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934 (the "Securities Exchange Act"), pursuant to which the Stabilizing Person may make a bid for, or purchase, ordinary shares for the purpose of stabilizing the market price. The Stabilizing Person also may create a short position by selling more ordinary shares in connection with the offering than the underwriters are committed to purchase from us, and in such case may purchase ordinary shares in the open market following completion of the offering to cover all or a portion of such short position. In addition, the Stabilizing Person may impose "penalty bids" whereby the underwriters may reclaim from a dealer participating in the offering the selling concession with respect to the ordinary shares that the underwriters distributed in the offering, but which was subsequently purchased for the accounts of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the ordinary shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares and ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

A copy of this document has been delivered to the registrar of companies in Jersey in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and the registrar has given, and has not withdrawn, consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of shares by Randgold Resources Limited. It must be distinctly understood that, in giving these consents, neither the registrar of companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of Randgold Resources Limited or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this document, you should consult your stockbroker, bank manager, solicitor, accountant or other financial advisor.

Our directors have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All the directors accept responsibility accordingly.

PRESENTATION OF FINANCIAL INFORMATION

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in west Africa. Our books of account are maintained in U.S. dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with International Financial Reporting Standards, or IFRS. IFRS differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our Annual Report on Form 20-F for the year ended December 31, 2004 (as amended), or 2004 20-F, which is incorporated by reference in this prospectus, includes a discussion of the relevant differences between IFRS and U.S. GAAP. In addition, note 24 to our audited consolidated financial statements included in the 2004 20-F, and note 12 to our unaudited consolidated interim financial statements appearing in this prospectus, set forth a reconciliation from IFRS to U.S. GAAP of net income and shareholders' equity. We have also included in the 2004 20-F the audited financial information for the years ended December 31, 2004, 2003 and 2002 of Société des Mines de Morila SA, or Morila SA. The financial information included in the 2004 20-F has been prepared in accordance with IFRS, and except where otherwise indicated, is presented in U.S. dollars.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections herein and in our 2004 20-F, which is incorporated by reference in this prospectus, entitled "Prospectus Summary," "Risk Factors," "Operating and Financial Review and Prospects" and "Business," contains forward-looking information. In some cases, you can identify forward-looking statements by phrases such as "in our view," "we cannot assure you," or "there is no way to anticipate with certainty" as well as by terminology such as "may," "will," "should," "expects," "intends," "plans," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "could," "might," "likely," "enable," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these terms or other comparable terminology. These statements generally constitute statements of expectation, intent and anticipation and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forwarding-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, we undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

v

PROSPECTUS SUMMARY

This summary highlights the material information contained elsewhere in this prospectus. You should read the entire prospectus, as well as our 2004 20-F, which is incorporated by reference in this prospectus, carefully before deciding to buy our ADSs or ordinary shares, especially the discussion of risks of investing in our ADSs and ordinary shares described under "Risk Factors" beginning on page 8 of this prospectus. Unless otherwise indicated, all references in this prospectus to "we", "our" and "us" refer to Randgold Resources Limited, including its subsidiaries and joint ventures.

Our Business

We engage in gold mining, exploration and related activities. Our activities are focused on west and east Africa, some of the most promising areas for gold discovery in the world. We own one half of Morila Limited, or the Morila joint venture, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. We are also commissioning a new mine at Loulo in western Mali, of which we own 80%. In addition, we have a feasibility stage project in the neighboring country of Côte d'Ivoire, as well as exploration permits covering areas in Mali, Côte d'Ivoire, Burkina Faso and Senegal and exploration licenses in Tanzania.

Our strategy is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold. We seek to discover economic gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area.

The following table summarizes our reserves as of December 31, 2004 for Morila and as of June 30, 2005 for Loulo:

	Proven Reserves			Probable Reserves				Total Reserves
Operation	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)		Tonnes (Mt)	Grade (g/t)	Gold (Moz)
Morila mine	11.92	3.39	1.30	13.87	2.87	1.28	Our 40% share	10.32	3.11	1.03
Loulo mine	13.63	3.71	1.62	15.08	5.64	2.74	Our 80% share	22.97	4.72	3.49

Morila

Our major gold producing asset since October 2000 has been the Morila mine. From the start of production in October 2000 through August 31, 2005, Morila has produced approximately 3.5 million ounces of gold at a total cash cost of $112 per ounce (for a definition of cash costs, see "Summary Consolidated Financial and Operating Data" below), and Morila SA has paid total dividends to its shareholders of $389 million. We estimate that Morila's total production for 2005 will exceed 600,000 ounces at a total cash cost of approximately $200 per ounce. We currently estimate that mining at Morila will continue through 2008, with processing of lower-grade stockpiles continuing until 2011. Morila focuses its exploration activities on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. We have targeted for further drilling several areas covered by the Morila joint venture with the potential to host orebodies of similar style and size to Morila.

Outside of the Morila joint venture, we hold exploration permits covering 2,725 square kilometers in the Morila region, where we are engaged in early stage exploration work.

Loulo

In February 2004 we announced that we would develop a new mine at Loulo in western Mali. Since then, we have commenced open-pit mining operations at the Loulo 0 and Yalea pits, and we produced our first gold in September 2005, ahead of our original schedule. We estimate that the mine will produce a total of approximately 100,000 ounces in 2005. The Loulo open pit operation was designed to produce between 200,000 ounces and 240,000 ounces per annum without taking into account the optimization work relating to the underground project, at a total cash cost of between $230 and $260 per ounce.

We have also completed a development study examining the feasibility of mining the down-dip extensions of the Loulo 0 and Yalea open pit orebodies from underground. The results, including estimated reserves based on drilling through March 31, 2005, have shown that the project has the potential to add significant mine life. The current underground reserve estimates represent approximately 58% of the total reserves of Loulo. Drilling has continued since March 31, 2005 and we will update the total underground reserve base as more data becomes available. Our board of directors has approved the development of the underground project and we anticipate commencing the decline development for the underground operations in 2006, with full production being achieved in 2009. As a stand-alone underground project, we currently estimate that approximately 1.8 million ounces can be recovered within the first 10 years of production, with the remaining defined ounces recoverable after that period. We have commenced a study that integrates feed from the open pits and underground, and taking into account the capacity of the current metallurgical facility, we expect that this will lead to more optimal production profiles and longer life.

Loulo's exploration focus is to discover additional ore from the 372 square kilometer permit and we have identified numerous targets in addition to Loulo 0 and Yalea. An intensive drilling program is already underway. Outside of the Loulo permit lease, we are exploring other mineral rights within the Mali West region.

Tongon

We also own 75% of a feasibility stage project at Tongon, located in Côte d'Ivoire. Progress continues to be made towards implementing the peace accord in Côte d'Ivoire and elections are planned for October 2005. Field work remains on hold and we expect to recommence work following peaceful elections. The progress being made towards peace in the country has led us to review the economics of the project. We have updated the June 2002 pre-feasibility study on Tongon with new parameters reflecting current market conditions. Mineralized material amounting to 35.98 million tonnes at 2.77 grams per tonne for a total of 3.2 million ounces forms the basis for the updated study. While we have not committed to constructing a mine at Tongon, our feasibility work to date and a preliminary economic assessment of that work, together with the current gold price environment, indicates that a profitable mine could be developed. We will make a production decision after a final feasibility study, which we expect would be completed within two years of the re-start of exploration activities.

Other Exploration Projects

Our exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, we extend and intensify our exploration efforts to more clearly define the orebody and the potential portions to be mined. We constantly refine our geological techniques to improve the success of prospecting and mining activities.

During the past field season, in addition to the ongoing exploration on our own permits, the main emphasis has been on our generative function in west and east Africa. This has led to the compilation of a new west African Geographic Information System, or GIS, study which has led to a country by country review and target generation exercise. The results of this study have been the acquisition of seven new permits in three countries (2,021km2) and the submission of an additional 15 applications (9,317km2) within five countries. We now have a total land package of 11,537km2 in five African countries and a portfolio of 141 targets.

The Global Offering

The global offering	7,500,000 ordinary shares, in the form of ordinary shares or ADSs, consisting of the U.S. offering and the international offering.

The U.S. offering	4,792,200 ordinary shares in the form of ordinary shares or ADSs.

The international offering	2,707,800 ordinary shares, in the form of ordinary shares or ADSs.

Offering prices	The offering prices for the U.S. offering and the international offering are $13.50 per ordinary share, and $13.50 per ADS.

Over-allotment option	1,125,000 ordinary shares, in the form of ordinary shares or ADSs.

Lock-up	We have agreed with the underwriters, subject to specified exceptions, that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of HSBC Securities (USA) Inc., or HSBC, issue or sell any of our ADSs or ordinary shares or share capital or any securities substantially similar to our ADSs or ordinary shares or share capital. Our executive directors have also agreed with the underwriters that, for a period of 90 days after the date of this prospectus, they will not, other than in specified circumstances, dispose of any ADSs or ordinary shares that they own without the prior written consent of HSBC.

The ADSs	Each ADS represents the right to receive one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, executed and delivered by The Bank of New York, as depositary.

Use of proceeds	We expect to use the net proceeds from this offering for the development of the underground project at Loulo 0 and Yalea, the Tongon feasibility study and other organic and corporate opportunities, including possible acquisitions.

Listing and trading	The ADSs are listed and traded on the Nasdaq National Market and our ordinary shares are listed and traded on the London Stock Exchange.

Symbol of the ADSs on the Nasdaq National Market	"GOLD"

Symbol of the ordinary shares on the London Stock Exchange	"RRS"

Securities outstanding after the offering	67,445,789 ordinary shares. These amounts do not include:

•	outstanding options to purchase 2,117,014 ordinary shares;

•	882,216 shares available for issuance under our share option scheme;

•	an additional 1,125,000 shares available for issuance under our share option scheme after giving effect to this offering; or

•	shares to be issued pursuant to our Restricted Share Plan.

Risk factors	For a discussion of some factors that you should carefully consider in connection with an investment in the ordinary shares or the ADSs, see "Risk Factors."

Summary Consolidated Financial and Operating Data

The following summary historical consolidated financial data have been derived from the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2004, 2003, and 2002 and as at December 31, 2004 and 2003 which are incorporated by reference in this prospectus. The summary historical consolidated financial data for the six months ended June 30, 2005 and 2004 and as of June 30, 2005 have been derived from our unaudited consolidated interim financial statements, including the related notes, that appear elsewhere in this prospectus. We encourage you to read this summary in conjunction with the more detailed information contained in the financial statements that are incorporated into or appear in this prospectus, including the notes to the financial statements.

The financial data, other than total cash costs and total cash cost per ounce, have been prepared in accordance with IFRS unless otherwise noted. Total cash costs and total cash cost per ounce are non-GAAP financial measures. For further information on these financial measures, see footnote 2 on page 6.

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004(3)	Year Ended December 31, 2004(3)	Year Ended December 31, 2003(3)	Year Ended December 31, 2002(3)
	(In thousands, except share, per share, ounce and per ounce data)
Statement Of Operations Data:
Amounts in accordance with IFRS
Revenues	$ 60,911	$ 36,174	$ 83,743	$ 116,505	$ 134,651
Operating income	35,034	11,391	35,850	77,936	100,021
Net income	19,242	6,460	18,793	47,526	65,728
Basic earnings/(loss) per share ($)	0.32	0.11	0.32	0.83(4)	1.31(4)
Fully diluted earnings per share ($)	0.31	0.11	0.31	0.83(4)	1.30(4)
Weighted average number of shares used in computation of basic earnings per share	59,448,149	58,531,920	58,870,632	57,441,360(4)	50,295,640(4)
Weighted average number of shares used in computation of fully diluted earnings per share	61,980,423	58,576,681	59,996,257	57,603,364(4)	50,817,466(4)
Amounts in accordance with U.S. GAAP(1)
Revenues	—	—	—	—	—
(Loss)/profit from operations before joint venture	(13,394)	3,551	(8,274)	(24,621)	(31,081)
Equity income of Morila joint venture	30,087	4,531	25,162	67,016	90,522
Net income	16,693	8,082	16,888	42,960	59,661
Basic earnings per share ($)	0.28	0.14	0.29	0.75(4)	1.19(4)
Fully diluted earnings per share ($)	0.27	0.14	0.29	0.74(4)	1.17(4)
Non-GAAP Measures:
Total cash costs(2)	24,915	16,083	37,480	30,646	31,419
Total cash costs ($ per ounce)(2)	187	208	184	100	74
Average gold price received ($ per ounce)	427	360	382	345	308
Ounces produced (our share)	133,052	76,878	204,194	317,597	421,127

	At June 30, 2005	At December 31, 2004	At December 31, 2003	At December 31, 2002
	(In thousands)
Balance Sheet Data:
Amounts in accordance with IFRS
Total assets	$322,867	$268,461	$224,534	$173,858
Long-term loans	68,755	40,718	6,832	19,307
Share capital	2,975	2,961	2,926	2,766
Share premium	103,703	102,342	200,244	190,618
Accumulated profit/(loss)	119,455	100,213	(18,580)	(66,106)
Other reserves	(12,333)	(14,347)	(7,403)	(8,293)
Shareholders' equity	213,800	191,169	177,187	118,985

Amounts in accordance with U.S. GAAP(1)
Total assets	301,525	245,026	193,458	136,789
Long-term debt	63,569	35,042	890	3,999
Shareholder's equity	206,698	187,253	177,187	118,771

(1)	Refer to note 24 to our audited consolidated financial statements and note 12 to our unaudited consolidated interim financial statements for an explanation of the differences between IFRS and U.S. GAAP. One or more significant differences relates to the accounting for our interest in Morila Limited. Under IFRS, we account for our interest in Morila Limited using the proportionate consolidation method, whereby our proportionate share of Morila Limited's assets, liabilities, income, expenses and cash flows are incorporated in our consolidated financial statements under the appropriate headings. Under U.S. GAAP, we equity account for our interest in Morila Limited. This requires that we recognize our share of Morila Limited's net income as a separate line item in the statement of operations, equity income of Morila joint venture. In the balance sheet, we reflect as an investment our share of Morila Limited's net assets. While this results in significantly different financial statement presentation between IFRS and U.S. GAAP, it has no impact on our net income or our net asset value except for any difference between IFRS and U.S. GAAP which relates to Morila.

(2)	Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufactures. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping, and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred, and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or U.S. GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS and U.S GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. The total cost of producing gold calculated in accordance with IFRS and U.S. GAAP would provide investors with an indication of earnings before interest expense and taxes, when compared to the average realized price. The Company has therefore provided an IFRS measure of total cash cost and total cash per ounce as required by securities regulations that govern non-GAAP performance measures. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce are useful indicators to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies. Within this prospectus, the Company's discussion and analysis is focused on the "total cash cost" measure as defined by the Gold Institute.

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs, as a non-GAAP measure, for each of the periods set forth below:

Costs	Consolidated Six Months Ended June 30, 2005	Consolidated Six Months Ended June 30, 2004	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(In thousands)
Mine production costs	$28,534	$16,395	$37,468	$26,195	$22,706
Depreciation and amortization	4,902	4,707	8,738	10,269	8,765
General and administration expenses	3,079	2,799	6,986	7,098	4,128
Transport and refinery costs	129	98	233	408	588
Royalties	4,121	1,942	5,304	7,648	9,185
Movement in production inventory and ore stockpiles	(13,821)	(2,183)	(8,512)	(6,229)	(145)
Transfer (to)/from deferred stripping costs	2,873	(2,968)	(3,999)	(3,484)	(5,043)
Total cost of producing gold determined in accordance with the IFRS	29,817	20,790	46,218	41,905	40,184
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization	(4,902)	(4,707)	(8,738)	(10,269)	(8,765)
Total cash costs using the Gold Institute's guidance	24,915	16,083	37,480	31,636	31,419
Ounces produced (our share)	133,052	76,878	204,194	317,596	421,127
Total production cost per ounce under IFRS	224	270	226	132	95
Total cash cost per ounce using Gold Institute's guidance	187	208	184	100	47

(3)	We have adopted IFRS 2 "Share based payment" with effect from January 1, 2005 and, in accordance with the standard's transitional provisions, retrospectively applied the standard to share options that were granted after November 7, 2002 that had not yet vested at the effective date of January 1, 2005. We have therefore retoactively restated the June 30, 2004 interim financial data included in this prospectus, as well as the consolidated financial statements for the years ended December 31, 2004, 2003, and 2002 and as at December 31, 2004 and 2003, which are incorporated by reference in this prospectus, to reflect the adoption of the standard.

(4)	Reflects adjustments resulting from the sub-division of shares. Effective April 26, 2004, we undertook a sub-division of our ordinary shares, which increased our issued share capital from 29,267,685 to 58,535,370 ordinary shares. In connection with this sub-division our ordinary shareholders of record on April 26, 2004 received two $0.05 ordinary shares for every one $0.10 ordinary share they held. On April 27, 2004, we undertook a capital reduction of $100 million by the cancellation of $100 million share premium.

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

Because we depend upon Société des Mines de Morila SA, and our interest in Morila Limited, for substantially all of our revenues and cash flow, our business will be harmed if Morila's revenues or its ability to pay dividends are adversely impacted.

We hold our ownership interest in Morila through our 50% ownership interest in Morila Limited, which in turn owns 80% of Morila SA, the direct owner of the Morila mine. During 2004, substantially all of our revenues and cash flows were derived solely from sales of gold mined at Morila, and we expect that this mine will provide substantial revenue and cash flows for at least the next twelve months. As a result, our results of operations, cash flows and financial condition could be materially and adversely affected by any of the following factors:

•	fluctuations in the price of gold realized by Morila;

•	the failure of Morila to produce expected amounts of gold; and

•	any disputes which may arise between us and AngloGold Ashanti Limited, or AngloGold Ashanti, with respect to the management of Morila Limited.

The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.

Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the U.S. dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.

The volatility of gold prices is illustrated in the following table, which shows the quarterly high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past two years and the first half of 2005.

		Price per ounce ($)
Year		High	Low	Daily Average
2005	Third Quarter	473.25	418.35	439.72
	Second Quarter	440.55	414.45	421.87
	First Quarter	443.00	411.10	427.35
2004	Fourth Quarter	454.20	411.25	433.77
	Third Quarter	415.65	391.40	401.30
	Second Quarter	427.25	375.15	393.27
	First Quarter	425.50	390.50	408.44
2003	Fourth Quarter	416.25	370.25	391.92
	Third Quarter	390.70	342.50	363.24
	Second Quarter	371.40	319.90	346.74
	First Quarter	382.10	329.45	352.09

In addition, the current demand for, and supply of, gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions, and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

If gold prices should fall below and remain below our cost of production for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $187 for the six months ended June 30, 2005, $184 in the year ended December 31, 2004, $100 in the year ended December 31, 2003 and $74 in the year ended December 31, 2002. We expect that Morila's total cash costs will rise as the life of the mine advances, which will adversely affect our profitability in the absence of any mitigating factors.

We may incur significant losses or lose opportunities for gains as a result of our use of our derivative instruments to protect us against low gold prices.

We use derivative instruments to protect the selling price of some of our anticipated gold production at Loulo. The intended effect of our derivative transactions is to lock in a minimum sale price for future gold production at the time of the transactions, reducing the impact on us of a future fall in gold prices. No such protection is in place for our production at Morila.

To the extent these instruments protect us against low gold prices, they will only do so for a limited period of time. If the instrument cannot be sustained, the protection will be lost. Derivative transactions can even result in a reduction in possible revenue if the instrument price is less than the market price at the time of settlement. Moreover, our decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses or prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.

Our mining project at Loulo is subject to all of the risks of a start-up mining operation.

In connection with the development of the Loulo mine, we must build the necessary infrastructure facilities, the costs of which are substantial. As a new mining operation, Loulo may experience unexpected problems and delays during commissioning of the plant. Delays in the commencement of gold production could occur, which could affect our results of operations and profitability.

Under our joint venture agreement with AngloGold Ashanti, we jointly manage the Morila joint venture, and any disputes with AngloGold Ashanti over the management of the Morila joint venture could adversely affect our business.

We jointly manage Morila Limited with AngloGold Ashanti under a joint venture agreement. Under the joint venture agreement, AngloGold Ashanti is responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila Limited board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila Limited board. We and AngloGold Ashanti retain equal control over the board, with neither party holding a deciding vote. We have had a formal dispute with AngloGold Ashanti with respect to the budget process, which has been resolved satisfactorily. However, if a dispute arises between us and AngloGold Ashanti with respect to the management of Morila Limited and we are unable to resolve the dispute, we may have to participate in an arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

Because we depend upon Morila, and our interest in Morila Limited, for substantially all our revenues and cash flow, our business may be harmed if the Government of Mali fails to repay fuel duties.

Through June 30, 2005, Morila was responsible for paying to diesel suppliers the customs duties which were then paid to the Government of Mali. Morila can claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Générale de Surveillance. During the third quarter 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has commenced repayment and during the first six months of 2005, the amount owing Morila was reduced from $17.6 million as of December 31, 2004 to $13.7 million as of June 30, 2005. If Morila is unable to recover these amounts, its ability to pay dividends to its shareholders, including us, would be affected.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates contained in this prospectus are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined and processed at prices sufficient to recover our estimated total costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties; and

•	the experience of the person making the reserve estimates.

Because our ore reserve estimates are calculated based on current estimates of production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.

Reserve estimates may require revisions based on actual production experience. Further, a sustained decline in the market price of gold may render the recovery of ore reserves containing relatively lower grades of gold mineralization uneconomical and ultimately result in a restatement of reserves. The failure of the reserves to meet our recovery expectations may have a materially adverse effect on our business, financial condition and results of operations.

We may be required to seek funding from third parties or enter into joint development arrangements to finance the development of our properties and the timely exploration of our mineral rights, which funding or development arrangements may not be available on acceptable terms, or at all.

We require substantial funding to develop our properties. For example, if we ultimately determine that our Tongon project would sustain profitable mining operations, our ability to build a mine at this site would be dependent upon the availability of sufficient funding. In some countries, if we do not conduct any mineral exploration on our mineral holdings or make the required payments in lieu of completing mineral exploration, these mineral holdings will lapse and we will lose all interest that we have in these mineral rights.

We may be required to seek funding from third parties to finance these activities. Our ability to obtain outside financing will depend upon the price of gold and the industry's perception of its future price, and other factors outside of our control. We may not be able to obtain funding on acceptable terms when required, or at all. Cash constraints and strategic considerations may also lead us to dispose of all or part of our interests in some of our projects or mineral rights or to seek out third parties to jointly develop one or more projects.

We conduct mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct mining, development and exploration activities in countries with developing economies, including Côte d'Ivoire, Mali, Senegal, Burkina Faso, Ghana and Tanzania. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability, in the form of:

•	war and civil disturbance;

•	expropriation or nationalization;

•	changing regulatory and fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure; and

•	unenforceability of contractual rights.

Any political or economic instability in the African countries in which we currently operate could have a material and adverse effect on our business and results of operations.

The countries of Mali, Senegal, Burkina Faso and Côte d'Ivoire were French colonies and Tanzania and Ghana were British colonies until their independence in the early 1960's. Each country has, since its independence, experienced its own form of political upheavals with varying forms of changes of government taking place, including violent coups d'état.

Côte d'Ivoire, the leading economic power in the region, and once considered one of the most stable countries in Sub-Saharan Africa, has experienced several years of political chaos, including an attempted coup d'état. In November 2002, a mutiny by disaffected soldiers developed into a national conflict between rebels who took control of the north of the country and Government supporters in the south. An agreement was reached in March 2005 whereby all sides agreed to disarm and new presidential elections for the country as a whole are planned for October 2005.

The conflict in Côte d'Ivoire resulted in us suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed.

In the absence of a supply route through Côte d'Ivoire, goods are supplied to Mali through Ghana, Togo, Burkina Faso and Senegal. Our operations at Morila have been affected only to the extent of making the supply of diesel more expensive since it now has to be delivered via Togo, which adds additional transportation costs to allow for greater delivery distances.

Also, any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests. The mining laws of Mali, Côte d'Ivoire, Senegal, Burkina Faso, Ghana and Tanzania stipulate that should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder.

Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA, and cannot be diluted below 10%, as a result of this type of legislation. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

If we are unable to attract and retain key personnel our business may be harmed.

Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including D. Mark Bristow, our Chief Executive Officer. If we are not successful in retaining or attracting highly qualified individuals in key management positions our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan.

Our insurance coverage may prove inadequate to satisfy future claims against us.

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of $100 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands and a majority of our directors and senior executives are not residents of the United States. Virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us. Furthermore, the United States and Jersey currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, it may not be possible for you to enforce a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States Federal securities laws against those persons or us.

In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive, it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Jersey court.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management's assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs and ordinary shares. Furthermore, we have incurred, and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Relating to Our Industry

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding; and

•	decrease in reserves due to a lower gold price.

If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.

If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would incur a write-down on our investment in that interest. All of these factors may result in losses in relation to amounts spent which are not recoverable.

Title to our mineral properties may be challenged which may prevent or severely curtail our use of the affected properties.

Title to our properties may be challenged or impugned, and title insurance is generally not available. Each sovereign state is the sole authority able to grant mineral property rights, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Our ability to obtain desirable mineral exploration projects in the future will be adversely affected by competition from other exploration companies.

In conducting our exploration activities, we compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

Our operations are subject to extensive governmental and environmental regulations, which could cause us to incur costs that adversely affect our results of operations.

Our mining facilities and operations are subject to substantial government laws and regulations, concerning mine safety, land use and environmental protection. We must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives, air quality, water pollution, noxious odor, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.

Any failure on our part to be in compliance with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We accrue estimated environmental rehabilitation costs over the operating life of a mine. Estimates of ultimate rehabilitation are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our business.

If our environmental and other governmental permits are not renewed or additional conditions are imposed on our permits, our financial condition and results of operations may be adversely affected.

Generally, compliance with environmental and other government regulations requires us to obtain permits issued by governmental agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew these permits or whether material changes in permit conditions will be imposed. Non-renewal of a permit may cause us to discontinue the operations requiring the permit, and the imposition of additional conditions on a permit may cause us to incur additional compliance costs, either of which could have a material adverse effect on our financial condition and results of operations.

Labor disruptions could have an adverse effect on our operating results and financial condition.

All Malian national employees are members of the Union Nationale des Travailleurs du Mali, or UNTM. Due to the number of employees that belong to UNTM, we are at risk of having Morila and

Somilo's mining and exploration operations stopped for indefinite periods due to strikes and other labor disputes. We have experienced labor disputes in the past although these disputes have not had a material effect on our operations to date. However, should any labor disruptions occur, our results of operations and financial condition could be materially and adversely affected.

AIDS poses risks to us in terms of productivity and costs.

The incidence of AIDS in Mali, which has been forecasted to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS could become significant. Significant increases in the incidence of AIDS-related diseases among members of our workforce in the future could adversely impact our operation and financial condition.

Risks Relating to this Offering

We may be confused with Randgold & Exploration Company Limited, which could adversely affect our share price.

We commenced operations in 1995 as a subsidiary of Randgold & Exploration Company Limited, or Randgold & Exploration. Randgold & Exploration and its management have been the subject of adverse publicity recently in mining industry publications and other media. By reason of the common usage of the word "Randgold" in our corporate names, it is possible that our company may be confused with Randgold & Exploration, which could adversely affect our share price.

There may be confusion in the marketplace regarding the number of our shares that are owned by Randgold & Exploration Company Limited.

Randgold & Exploration's last filing with the SEC on February 14, 2005 claimed that it beneficially owned 31% of our ordinary shares. Our analysis of our shareholder-base and other information indicates, however, that Randgold & Exploration's ownership of our shares consists of only approximately 6.7% of our outstanding ordinary shares. Accordingly, to the extent that there is a misperception in the marketplace that Randgold & Exploration owns either 31% or significantly in excess of 6.7% of our ordinary shares, our share price could be adversely affected.

The market value of our ADSs may fluctuate due to the volatility of the securities markets.

The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management's attention and resources.

Holders of ADRs have fewer rights than shareholders and have to act through the depositary to exercise those rights.

Holders of ADRs do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against us. The Bank of New York, as depositary, or the custodian, is the registered shareholder of the deposited shares underlying the ADSs, and therefore you will generally have to exercise your shareholder rights through The Bank of New York. In certain cases, we may not ask The Bank of New York to ask you for instructions as to how you wish the shares underlying the ADSs evidenced by your ADRs voted. The Bank of New York will not ask you for voting instructions in the absence of written instructions from us to do so. In the event that we did not so instruct The Bank of New York, you could still instruct The Bank of New York how to vote if you otherwise learn of our upcoming shareholders' meeting or vote by surrendering your ADSs, withdrawing your underlying shares, and then voting as ordinary shareholders. Even if we ask The Bank of New York to ask you for such instructions, it may not be possible for The Bank of New York to obtain these instructions from you in time for The Bank of New York to vote in accordance with such instructions. If The Bank of New York does not receive instructions from you, it may give a proxy to vote your underlying ordinary shares or other deposited securities to our designated representative. This means you may not be able to exercise your right to vote and there may be nothing you can do if your underlying ordinary shares or other deposited securities are not voted as you instructed.

In some cases, The Bank of New York may not make rights or other distributions to ADR holders.

If we make a rights offer to holders of securities, The Bank of New York may make these rights available to you after we instruct it to do so and provide it with evidence that it is legal to do so. If we fail to do this and The Bank of New York determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, you will receive no value for them.

Additionally, The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder and we have no obligation to take any other action to permit a distribution. This means that you may not receive the distribution we make on ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

USE OF PROCEEDS

The estimated net proceeds from the sale of the 7,500,000 ordinary shares, including ordinary shares in the form of ADSs, offered hereby will be approximately $96 million, based upon the public offering price of $13.50 per ordinary share, or $13.50 per ADS, after deducting underwriting discounts and the estimated offering expenses payable by us. If the underwriters exercise any part of their over-allotment option, they will purchase the additional ordinary shares from us.

We expect to use the net proceeds from this offering first for the development of the underground project at Loulo 0 and Yalea, then for the Tongon feasibility study, together with such other organic and corporate opportunities, including possible acquisitions, as they may arise.

DIVIDENDS

To date, we have not paid any dividends and we expect to retain all earnings, if any, in the foreseeable future to finance and expand our business. However, our board of directors regularly reviews our dividend policy and may determine to declare and pay dividends in the future, to the extent permitted by law.

Subject to the provisions of the Companies (Jersey) Law, 1991, or the 1991 Law, and our Articles of Association, we may by ordinary resolution declare dividends to be paid to the shareholders according to their respective rights and interests in our profits. No dividend is permitted to exceed the amount recommended by our board of directors. Subject to the 1991 Law, our board of directors may also declare and pay an interim dividend, including a dividend payable at a fixed rate, if paying an interim dividend appears to our board of directors to be justified by our profits available for distribution.

CAPITALIZATION

The following table sets forth our actual short-term and long-term indebtedness, shareholders' equity and total capitalization on a consolidated basis at August 31, 2005, and as adjusted to give effect to this offering and the application of the net proceeds of this offering at the offering price of $13.50 per ordinary share, or $13.50 per ADS, as described in "Use of Proceeds." The following table should be read in conjunction with "Use of Proceeds", "Operating and Financial Review and Prospects", and our consolidated financial statements, including the notes, appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

	At August 31, 2005
	Actual	As Adjusted
	(in thousands)
Total short-term indebtedness	$1,329	$1,329
Guaranteed, secured	1,329	1,329
Unguaranteed, secured	—	—
Guaranteed, unsecured	—	—
Unguaranteed, unsecured	—	—

Total long-term indebtedness	68,565	68,565
Guaranteed, secured	64,996	64,996
Unguaranteed, secured	—	—
Guaranteed, unsecured	3,569	3,569
Unguaranteed, unsecured	—	—

Shareholders equity
Share capital	2,975	3,350
Share premium	103,703	204,578
Accumulated profits	127,194	127,194
Other reserves	(12,333)	(12,333)
Total shareholders' equity	221,539	322,789

Total capitalization (shareholders' equity plus total debt)	$291,433	$392,683

RECENT DEVELOPMENTS

Morila

Our major gold producing asset since October 2000 has been the Morila mine. From the start of production in October 2000 through August 31, 2005, Morila has produced approximately 3.5 million ounces of gold at a total cash cost of $112 per ounce, and Morila SA has paid total dividends to it shareholders of $389 million. We estimate that Morila's total production for 2005 will exceed 600,000 ounces at a total cash cost of approximately $200 per ounce. We currently estimate that mining at Morila will continue through 2008, with processing of lower-grade stockpiles continuing until 2011. Morila focuses its exploration activities on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. We have targeted for further drilling several areas covered by the Morila joint venture with the potential to host orebodies of similar style and size to Morila.

The following table summarizes our reserves at December 31, 2004 at Morila:

Morila Ore Reserves	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Our 40% Share (Moz)
Proven	11.92	3.39	1.30
Probable	13.87	2.87	1.28
Total	25.79	3.11	2.58	1.03

•	The Morila reserves have been derived by our joint venture partner, AngloGold Ashanti, and have been reviewed by external consultants, SRK Consulting. The Morila reserves are estimated as at December 31, 2004 and have not been adjusted for depletion occurring from January 1, 2005 to present.

•	Reserves estimated at a spot gold price of $375 per ounce.

•	Dilution of 10% and ore loss of 5% incorporated into the estimation of reserves.

•	Cut-off grade of 1.4 grams per tonne.

•	Stockpiled ore is included, and amounts to 7.58 million tonnes at 2.08 grams per tonne.

•	Stripping ratio is 3.7:1. Approximate metallurgical recovery is 91.5%.

We have continued to work with AngloGold Ashanti and its subsidiary, Anglogold Services Mali (S.A.), or Anser, the operator of the Morila mine, in order to return the mine to full production capacity. This follows a period in which the mine was negatively affected by delays and difficulties with its plant expansion program, as well as by the need to adjust to a lower gold grade. Our strategy has been to achieve consistent sustainable production and, by the end of the quarter ended June 30, 2005, this approach appeared to be producing the desired results with plant throughput rising by almost 100,000 tonnes, or 10.9%, compared to the previous quarter. Gold produced for the quarter ended June 30, 2005 of 165,359 ounces was only slightly lower than the preceding quarter when higher grades were fed to the mill. We continue to monitor costs at Morila closely.

	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended June 30, 2004	Six Months ended June 30, 2005	Six Months ended June 30, 2004
Morila Results (100%) Mining
Tonnes mined ($000)	6,964	7,815	5,261	14,779	11,886
Ore tonnes mined ($000)	2,002	1,646	889	3,612	1,776
Milling
Tonnes processed ($000)	951	857	867	1,808	1,662
Head grade milled (g/t)	5.9	6.6	3.8	6.2	4.3
Recovery (%)	92.0	92.4	80.0	92.2	83.2
Ounces produced	165,359	167,272	85,081	332,631	192,196
Average price received ($/ounce)	430	428	332	427	360
Cash operating costs(1) ($/ounce)	146	166	213	156	183
Total cash costs(1) ($/ounce)	176	198	238	187	208
Cash profit ($000)	40,813	46,773	9,070	87,585	28,478
Our share (40%)
Ounces produced	66,144	66,908	34,032	133,052	76,878
Ounces sold	65,030	74,731	35,026	139,761	76,411
Cash profit ($000)	16,325	18,709	3,628	35,034	11,391

(1)	For a definition of total cash cost, see "Prospectus Summary—Summary Consolidated Financial And Operating Data". Cash operating costs are defined as total cash costs less royalties. Cash operating costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or U.S. GAAP measures or an indicator of our performance. The calculation of cash operating costs costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash operating costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies. Cash profit is defined as gold sales less total cash costs, as follows:

Costs	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(In thousands)
Gold sales	$59,949	$27,474	$73,330	$109,573	$131,440
Total cash costs	24,915	16,083	37,480	30,646	31,419
Cash profit	35,034	11,391	35,850	78,927	100,021

The staff of the mining contractor, Somadex, recently held a strike that was declared illegal. The strike is now over and workers are returning to work. Production forecasts have not been materially affected because of the availability of significant higher grade ore stockpiles on the run of mine pad.

Anser, the operator of the mine, has undergone a restructuring and major executive staff changes have been implemented. In addition, Morila SA has appointed a chief executive officer at the mine, who is independent of the operator and who reports directly to the Morila SA board. He is expected to take up his position at the mine in the fourth quarter of 2005.

Morila focuses its exploration activities on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. We have targeted for further drilling several areas covered by the Morila joint venture with the potential to host orebodies of similar style and size to Morila. In southern Mali, we continue to develop the regional exploration model and, arising from a three dimensional analysis of the geology, structure and mineralization of the Morila orebody, have re-directed our exploration strategy at the Morila joint venture. At the Samacline target near the current pit, a small area of high grade mineralization has been outlined, which our model indicates is a part of a much bigger system open to the west.

Loulo

In February 2004 we announced that we would develop a new mine at Loulo in western Mali. Since then, we have commenced open pit mining operations at the Loulo 0 and Yalea pits. We produced our first gold in September 2005, ahead of our original schedule. We estimate that the mine will produce a total of approximately 100,000 ounces in 2005. The Loulo open pit operation was designed to produce between 200,000 ounces and 240,000 ounces per annum without taking into account the optimization work relating to the underground project at a total cash cost of between $230 and $260 per ounce.

The following table summarizes our reserves at June 30, 2005 at Loulo:

Loulo Ore Reserves	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Our 80% Share (Moz)
Loulo 0
Open Pit
Proven	7.37	3.63	0.86	0.69
Probable	0.35	2.65	0.03	0.02
Underground
Probable	5.14	3.98	0.66	0.53
Subtotal	12.86	3.74	1.55	1.24
Yalea
Open pit
Proven	6.26	3.80	0.76	0.61
Probable	1.19	4.97	0.19	0.15
Underground
Probable	8.40	6.88	1.86	1.49
Subtotal	15.85	5.52	2.81	2.25
Proven	13.63	3.71	1.62	1.30
Probable	15.08	5.64	2.74	2.19
Total	28.72	4.72	4.37	3.49

•	The Loulo open pit reserve statement has been derived by the Loulo mine staff and reviewed by SRK Consulting, while the underground reserve statement has been directly derived by SRK Consulting.

•	Open pit reserves are estimated at a spot gold price of $375 per ounce, and incorporate our hedging structure. Underground reserves are estimated at $420 per ounce.

•	Dilution of 10% and ore loss of 3% incorporated into the estimation of reserves.

•	Stripping ratio of open pits is 7.2:1.

•	Currently, open pit reserves are planned to be worked through 2011, Loulo 0 underground reserves through 2016 and Yalea underground reserves until 2023. This is based on open pit and underground "stand-alone" projects.

    Construction

The Loulo mine development has made steady progress with the initiation of dry commissioning of certain items in July 2005. Delays were experienced with bulk shipping schedules in June and early July and, to ensure the commissioning program started in July, certain items were air-freighted to the site. The early onset of rains necessitated the rescheduling of the Garra River dam wall and diversion earthworks. The focus is now on the completion of the tailings storage facility which is critical to complete before full production is reached.

The oxide crushing circuit is 95% complete and dry commissioning of this part of the plant has been carried out. The installation of girth gears, gear boxes and mill motors has allowed both mills to be commissioned on oxide material and has enhanced the oxide processing capacity allowing the mine to meet its production build up to year end. The wet commissioning of the carbon in leach circuit commenced in the first week of August and is now complete. All 15 Caterpillar generator sets are on site and operational, ensuring the availability of adequate power supply. In parallel with the Phase 1 commissioning program, construction of the Phase II (hard rock circuit) has started. Infrastructure projects focusing on roads, auxiliary facilities, housing and other amenities are progressing as scheduled. Manpower build-up along with the selection and training of people is well advanced.

    Operations

At Loulo 0 mining activities have to date focused on building the soft ore run of mine pad with Loulo 0 waste. Advanced grade control drilling at Loulo 0 has been completed in the upper 80 meters of the pit. Results show a shallow northerly plunge to high grade mineralization that is parallel to structures present in the hanging wall sediments. Results from drilling indicate moderate mineralization that could extend the pit some 50 meters to the north. Mining of the Loulo 0 ore is scheduled to commence following the completion of the hard rock run of mine pad and ahead of the commissioning of the Phase II circuit. Until then waste rock will be mined to build up the run of mine pad extensions.

During the quarter ended June 30, 2005, mining of oxide ore in the Yalea pit commenced. Topsoil stripping exposed the ore zone, with low grade topsoil being used to line the run of mine pad and build a low-grade stockpile for commissioning. The high grade material was stored separately. Grade control trenches have been dug to help delineate the ore contacts within the oxide ore. Sampling of these trenches has shown the ore/waste contact to be visible and sharp in most cases, which should allow more efficient mining of the orebody. A total of 220,000 tonnes at 4.5g/t for 32,000 ounces were mined, confirming our estimates, and placed on stockpiles ready for processing by quarter end.

    Underground Development Study

We have completed a development study examining the feasibility of mining the down-dip extensions of the Loulo 0 and Yalea open pit orebodies from underground. The results, including estimated reserves as of June 30, 2005, have shown that the project has the potential to add significant mine life. Our board of directors has approved the development of the underground project and we anticipate commencing the decline development for the underground operations in 2006, with full production being achieved in 2009. As a stand-alone underground project, we currently estimate that approximately 1.8 million ounces can be recovered within the first 10 years of production, with the remaining defined ounces recoverable after that period. We have commenced a study that integrates feed from the open pits and underground that, taking into account the capacity of the current metallurgical facility, we expect will lead to more optimal production profiles and longer life.

The underground section will be mined using sub-level open stoping with or without post-fill depending on the grade of the area. Operating costs have been based on a comparison to "mines of this type" with appropriate adjustments for local conditions. Metallurgical test work has confirmed that the deeper ore is no different from the shallower ore and that the current plant will be able to process the underground ore.

The following table summarizes projected capital and operating expenditure estimates for the stand-alone Loulo 0 and Yalea underground project for the periods indicated:

	Loulo 0	Yalea
Capital Expenditure
Capital Expenditure 2006-2009	$40 million	$45 million
Ongoing Capital Expenditure (development, fleet and infrastructure) per year	$1.7 million	$5.2 million
Operating Cost
Average total cash cost per ounce	$262 per ounce	$203 per ounce

The reserve estimation does not incorporate or take into account any drilling data subsequent to the end of March 2005, although further drilling has since taken place, the results of which are tabulated below. Both underground orebodies remain open down dip and along strike. Three holes were drilled below the present geological model in the southern and central portions of the orebody. These three drill holes confirmed the continuity of the mineralized structure to a depth of 830 meters below surface.

Hole Id	Depth From (m)	Depth To (m)	Intersection width (m)	True width (m)	Grade (g/t)	Including
YDH184	900.0	901.8	1.8	1.4	4.73	0.8m @ 8.85g/t
YDH187	922.8	925.4	2.6	1.5	2.47
YDH188	837.1	839.9	2.7	1.9	2.64
YDH192	788.0	794.0	6.0	3.0	4.62	1.0m @ 14.50g/t
YDH192	799.0	806.0	7.0	3.5	1.00	1.0m @ 3.18g/t
YDH193	765.64	770.4	4.8	4.0	3.17	0.83m @ 12.20g/t
YDH194	432.6	448.4	15.8	14.8	5.72	5.98m @ 7.90g/t
YDH195	405.5	408.4	2.9	2.0	10.45
YDH196	596.0	625.5	29.5	22.2	3.45	3.20m @ 8.71g/t
YDH197	398.1	407.0	8.9	8.4	4.45	4.10m @ 6.13g/t
YDH198	433.1	437.1	4.0	3.4	1.68
YDH210	240.7	267.1	26.4	25.2	2.47	6.15m @ 5.85g/t
YDH211	199.0	205.9	6.9	6.7	3.85
YDH212	234.6	237.2	2.6	2.4	2.56
YDH213	281.5	290.3	8.8	8.5	2.45
YDH214	331.1	333.3	2.2	2.1	7.64
YDH215	321.9	327.2	5.3	5.2	3.46	1.0m @ 5.04g/t
YDH216	404.5	425.2	20.7	19.8	1.87	2.90m @ 3.73g/t
YDH218	312.8	330.2	17.4	15.9	3.04	1.85m @ 6.21g/t
YDH219	299.2	302.7	3.5	3.2	5.52
YDH220	662.0	672.0	10.0	8.3	1.62
YDH226	437.5	464.2	26.7	18.9	2.74	8.05m @ 6.53g/t
YDH227	396.6	419.2	22.7	22.4	3.37	13.85m @ 5.15g/t
YDH229	351.0	371.9	20.9	19.6	4.17	6.27m @ 9.47g/t
YDH234	252.2	253.4	1.2	1.1	1.13
YDH239	273.7	279.0	5.3	4.9	1.04
YDH240	536.2	547.4	11.2	10.4	6.38

We will continue drilling with the goal of increasing reserves by year end.

Loulo's exploration focus is to discover additional ore from the 372 square kilometer permit and we have identified numerous targets in addition to Loulo 0 and Yalea. An intensive drilling program is already underway. Outside of the Loulo permit lease, we are exploring other mineral rights within the Mali west region.

Tongon

The Tongon project is located in northern Côte d'Ivoire, 628 kilometers north of Abidjan within the 671km2 Nielle permit. Progress continues to be made towards implementation of the peace accord in Côte d'Ivoire and elections are planned for October 2005. Field work remains on hold and will recommence following peaceful elections. The progress being made toward peace in the country has led us to review the economics of the project. We have updated the June 2002 pre-feasibility study on Tongon with new parameters reflecting current market conditions.

Mineralized material amounting to 35.98 million tonnes at 2.77 grams per tonne for a total of 3.2 million ounces forms the basis for the study using the following parameters for the base case:

•	Potentially mineable material of 13.65 million tonnes at a grade of 3.27 grams per tonne for only the southern zone, assuming dilution of 15% and ore loss of 2%;

•	Strip ratio of 4.26:1 and cost of $1.51 per tonne mined over the life of mine;

•	Recoveries of 97.4% for oxides and 82.1% for sulfides;

•	Production rates of 240,000 tonnes per month in oxides and 200,000 tonnes per month in sulfides;

•	Life of mine unit cost of approximately $22 per tonne milled and $260 per ounce cash cost;

•	Total life of mine capital cost of $111 million;

•	Gold price of $400 per ounce flat;

•	Côte d'Ivoire royalty of 3% on gold sales; and

•	Five year tax holiday.

On the basis of a preliminary economic assessment, the project meets our hurdle rates for further investment. This assessment takes into account the substantial increases in diesel, steel and transportation costs affecting mining projects worldwide. While we have not committed to constructing a mine at Tongon, our feasibility work to date and a preliminary economic assessment of that work, together with the current gold price environment, indicates that a profitable mine could be developed. We have designed a 27,000 meter drilling program to close the interhole spacing to a 50 meter x 50 meter grid to allow the completion of a final feasibility study and we will make a production decision after a final feasibility study, which we expect would be completed within two years of the re-start of exploration activities.

Exploration Activities

Our exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, we extend and intensify our exploration efforts to more clearly define the orebody and the potential portions to be mined. We constantly refine our geological techniques to improve the success of prospecting and mining activities.

We employ a multi-disciplinary exploration team to explore and develop opportunities in a phased approach. When we evaluate potential exploration targets, we initially assess the political and economic considerations, including fiscal policies, in addition to geological factors. We only have interests in countries which have satisfactory criteria in this regard.

We follow detailed procedures in the exploration and evaluation of potential gold mineralization. The first phase involves target generation, including the identification of prospective areas and acquisition of permits. In the second phase of our exploration program, we verify previously identified gold targets generated from remote sensing data (i.e., geophysics and landsat). In the third phase, work is focused on detailed follow-up of selected gold targets and includes trenching and diamond or reverse circulation drilling. The final exploratory phase involves definition drilling on a specific mineralized body as part of the feasibility work.

The gold-bearing rocks of west Africa have been covered by conventional exploration techniques while other areas have seen little modern day exploration. In areas previously covered by first-pass exploration, most of the obvious anomalies will have been investigated to some degree. For example, the Morila, Yalea and Tongon gold deposits were discovered by us in areas that had undergone several years of previous exploration. In areas where we lack basic data coverage we conduct or acquire our own surveys, for example geophysics, remote sensing, geochemistry, geologic and regolith mapping. Our long-term commitment to building a comprehensive geologic framework serves as our roadmap to discovery and differentiates us from our competitors.

During the past field season, in addition to the ongoing exploration on our own permits, the main emphasis has been on our generative function in west and east Africa. This has led to the compilation of a new west African Geographic Information System, or GIS, study which has been cascaded down to a country by country review and target generation exercise. The results of this study have been the acquisition of seven new permits in three countries (2,021km2) and the submission of an additional 15 applications (9,317km2) within five countries. We now have a total land package of 11,537km2 in five African countries and a portfolio of 141 targets.

    Loulo

At Loulo, five exploration rigs continue to drill. Three diamond core rigs tested Yalea, an RC rig completed advanced grade control and a RAB rig tested targets along the extensions of the main mineralized structures. The current 50,000 meter deep drilling program using the three diamond core rigs, which commenced in October 2004, is continuing; approximately 10,000 meters is still to be completed and is expected to be completed by December 2005. In addition to the resource conversion and underground development associated with the known resources, encouraging drilling results are being returned from targets in the south of Loulo (Faraba) and the Selou area (Sinsinko). At Faraba, trench and RAB drilling have so far delineated 2.5 kilometers of bedrock mineralization within an overall four kilometer surface anomaly. Recent RAB results include: 13 meters at 2.17g/t, 27 meters at 1.57g/t and nine meters at 1.75g/t, supporting trench results. Geologically the target is similar to Yalea in that a north-south striking shear is developed at the contact between argillaceous quartzite and greywacke. At Selou, follow-up RAB drilling on a 1.8 kilometer gold-in-soil anomaly have returned anomalous values (plus 0.1ppm) over 30 meter widths, associated with a north–south fault. At P64, a 1.5 kilometer plus 0.1ppm north northwest gold-in-soil anomaly characterizes the target. Previous work concentrated on only a 500 meter segment, which contains a weakly tourmalinised greywacke outcrop within the overall 1.5 kilometer target, where 16 diamond holes and 15 percussion holes were drilled. This work identified a 145 meter long, strongly mineralized zone. Work has started testing the full 1.5 kilometer anomaly with trenching and RAB drilling and results are pending.

Exploration has now commenced at Sitakili, 21 kilometers east of Loulo. Geologically, mineralization occurs within an antiformal sequence of metasediments. To date, three structural corridors intruded by dykes have been identified, each with a width of approximately 100 meters and strike of three kilometers with values up to 19g/t from rock chips. We are also exploring the Selou permit which is located to the south of the Loulo Permit.

    Morila

In the Morila region, a diamond drilling program has tested three targets, confirming a flat lying structural architecture and sediments with evidence of alteration similar to Morila but results received to date have shown no significant gold grades. Elsewhere in southern Mali, a generative study has led to further permit acquisitions.

    Senegal

In Senegal, in addition to our ongoing regional exploration and target prioritization, work at Bambaraya has identified a wide zone of iron carbonate alteration associated with mineralization and new trenches 100 meters north and 150 meters southwest of the main zone have intersected significant mineralization (BBTR04: six meters at 1.76g/t, four meters at 5.48g/t and 12 meters at 4.06g/t;

BBTR06: 12 meters at 2.34g/t). Infill drilling at Sofia has increased our knowledge of the target. We see a variation in the mineralization from broad low-grade envelopes to narrow high grade intercepts along the 3,400 meter anomalous corridor. Presently the inter-hole spacing is 400 meters and between the best holes drilled in terms of results (44 meters at 2g/t and six meters at 9.5g/t), there is a combined strike of 1,600 meters untested. At Tombo, a small low-grade resource has been identified with limited upside potential. In addition one new permit has been granted consolidating our groundholding around Sabodala. Two further permits have been applied for and negotiations are being finalized with a Senegalese company on a new joint venture opportunity.

    Burkina Faso

In Burkina Faso, exploration has continued in the Kiaka and Danfora regions. However, the emphasis has recently shifted to the Kiaka area. This area lies along a regional structure containing several gold deposits. At one of these deposits a mine is under construction and the others are in advanced stages of exploration or feasibility.

    Ghana

In Ghana, work continued on generating new regional targets. As a result, applications have been made for four reconnaissance permits and due diligences have been undertaken on a number of joint venture opportunities.

    Tanzania

In Tanzania, reconnaissance exploration continues both in the Mara and Musoma greenstone belts to understand the geology and structural architecture leading to the identification of targets. This regional information combined with the acquisition and processing of geophysics over both areas of activity during the last quarter has enhanced our structural understanding and our ability to focus follow up work. RAB drill programs are being motivated to test beneath complex regolith profiles in favorable structural locations. We have been granted a new permit, Buhemba South, surrounding the Buhemba mine.

The following table outlines the status of our permits as of June 30, 2005:

Country	Type	Area (Sq Km)	Area (Sq Miles)	Equity (%)
MALI
Loulo	EP	372	144	80
Morila	EEP	289	112	80
Morila	EP	200	77	40
Selou	EEP	53	20	52
Koba	EEP	58	22	85
Tiorola	EEP	257	99	70
Diokelebougou	EEP	393	152	70
Dionkola	EEP	248	96	70
Kekoro	EEP	241	93	50
Sagala	EEP	239	92	50
Banmbadala	AE	222	86	80
Kambo	AE	477	184	80
Diossyan	AE	378	146	80
Sitakili	AE	45	17	80
Seriba-Sobara	EEP	500	193	50
Diamou	EEP	500	193	50
CÔTE D'IVOIRE
Nielle	EEP	671	259	75
Boundiali	EEP	1314	507	75
Dabakala	EEP	191	74	75
Mankono	RP	704	272	75
Sikolo	RP	500	193	75

Country	Type	Area (Sq Km)	Area (Sq Miles)	Equity (%)
SENEGAL
Kanoumering	EEP	405	156	90
Kounemba	EEP	408	158	90
Tomboronkoto	EEP	403	156	90
TANZANIA
Nyabigena South	PL	36	14	100
Utimbaro	PL	16	6	100
Kajimbura	PL	46	18	100
Simba Sirori South	PL	51	20	100
Igusule	PL	44	17	100
Nyamakubi	PL	43	17	100
Kiabakari East	PL	62	24	100
Mammoth	PL	40	15	100
Blue Ridge	PL	58	22	100
Songora	PL	95	37	100
Busegwe	PLR	88	34	100
Kigumu	PL	131	51	100
Nyati	PL	82	32	70
Nyanza	PL	41	16	70
Mobrama East	PL	34	13	50
Mobrama East Extn	PL	17	7	50
Kiserya Hills	PL	48	19	50
Nyasirori	PL	155	60	50
Mrangi	PL	60	23	50
Suguti	PL	61	24	50
Mrito	PLR	272	105	100
Buhemba	PL	131	51	90
BURKINA FASO
Danfora	EEP	45	17	90
Kiaka	EEP	245	95	90
Basgana	EEP	250	97	90
Bourou	EEP	122	47	90
Tiakane	EEP	196	76	90

•	The exploitation (mining) permits for the Loulo and Morila mines both extend to the year 2029; at that time the permits may be renewed if production is still taking place.

•	The various exploration permits are renewable under certain conditions. A typical example is the EEP applicable in Mali which is granted initially for a three year period and is renewable for two further periods of three years each.

•	Renewal of a permit may depend on us achieving certain milestones set in the permit conditions, which is usually an expenditure committment, and will generally require us to relinquish a percentage of the permit area.

Key:

EP	Exploitation Permit

EEP	Exclusive Exploration Permit

PL	Prospecting License

RP	Reconnaissance Permit

PLR	Reconnaissance Prospecting License

AE	Autorisation d'Exploration

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that our management believes is relevant to an assessment and understanding of our consolidated financial condition and results of operations.

This discussion should be read in conjunction with the more detailed information contained in "Operating and Financial Review and Prospects" incorporated by reference in this prospectus, and the financial statements that are incorporated into or appear in this prospectus, including the notes to the financial statements.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control.

Our financing arrangements for the development of Loulo include gold price protection, whereby portions of planned production are covered by forward contracts. At June 30, 2005, 365,000 ounces had been sold forward at an average spot price of $432 per ounce. This represents approximately 36% of planned production at Loulo for the period that the project finance is in place. For more information on our project finance facilities, see "Financing—Credit and Loan Facilities" below.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material adverse impact on our revenues.

Our Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average U.S. dollar realized gold price during the six months ended June 30, 2005 and 2004.

	Six months ended June 30, 2005	Six months ended June 30, 2004
Average	$427	$401
High	444	426
Low	411	383
Average realized gold price	427	360	(1)

(1)	Our average realized gold price differs from the average gold price as a result of different realized prices achieved on the Morila hedge book. The Morila hedge book was closed out in December 2004.

Costs

Our operations currently comprise one open pit operation mined by contractors. Milling operations are undertaken by the mine. Total cash costs in the six months ended June 30, 2005 made up approximately 60% of total costs and comprised mainly mining and milling costs, including, labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 44% of total cash costs, with diesel and reagent costs making up 23% of total cash costs. Direct labor costs accounted for approximately 9% of total cash costs. For a definition of cash costs, see "Prospectus Summary—Summary Consolidated Financial and Operating Data".

The price of diesel acquired for the Morila operation continued to increase during the six months ended June 30, 2005 which impacted negatively on the total cash costs. Should these prices increase further, this could impact significantly on total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. Mining contractor costs, which are Euro denominated, increased significantly during the six months ended June 30, 2005.

The remainder of our total costs consists primarily of amortization and depreciation, exploration costs, interest expense and general and administration or corporate charges.

Operating Results

Six months ended June 30, 2005 and 2004

	Six months ended June 30, 2005	Six months ended June 30, 2004
	(in thousands except per share data)
Revenues
Gold sales	$59,949	$27,474
Interest income	689	522
Other income	273	1,108
Profit on sale of Syama	—	7,070
	60,911	36,174
Costs and Expenses
Mine production costs	28,534	16,395
Movement in production inventory and ore stockpiles	(13,821)	(2,183)
Transfer from/(to) deferred stripping costs	2,873	(2,968)
Depreciation and amortization	4,902	4,707
Transport and refinery costs	129	98
Royalties	4,121	1,942
General and administration expenses	3,079	2,799
Exploration and corporate expenditure	10,094	7,187
Interest expense	645	920
Loss/(gain) on financial instruments	—	(1,806)
Other expenses	—	2,276
Share-based payments	1,113	347
	41,669	29,714
Profit before income tax and minority interest	19,242	6,460
Income tax expense	—	—
Profit before minority interest	19,242	6,460
Minority interest	—	—
Net profit	19,242	6,460
Basic earnings per share ($)	0.32	0.11
Fully diluted earnings per share ($)	0.31	0.11

Revenues

Total revenues increased by $24.7 million, or 68%, from $36.2 million for the six months ended June 30, 2004 to $60.9 million for the six months ended June 30, 2005.

Product Sales

From the six months ended June 30, 2004 to the six months ended June 30, 2005, gold sales revenues increased by $32.4 million, or 118%, from $27.5 million to $59.9 million. This is mainly due to an increase in ounces sold from 76,411 to 139,761 ounces. The 2004 results were affected by Morila plant expansion commissioning and 1,662,000 tonnes of ore were milled in 2004 compared to 1,808,000 in the six months ended June 30, 2005. The grade processed was also higher at 6.2g/tonne in 2005 compared to 4.3 g/tonne in 2004. An improved average gold price per ounce received of $427 for 2005 compared to $360 for 2004 also contributed to increased revenues.

Interest Income

Interest income amounts consist primarily of interest received on cash held at banks. Interest income of $0.7 million for the six months ended June 30, 2005 is in line with the interest income of $0.5 million for the six months ended June 30, 2004.

Other Income

Other income of $0.3 million for the six months ended June 30, 2005 consists of cost recoveries, which are fees recovered from exploration joint ventures. Other income of $1.1 million for the six months ended June 30, 2004 includes cost recoveries of $0.3 million, as well as realized exchange gains.

Profit on sale of Syama

This represents the profit on the sale of our interest in the Syama Mine in Mali of $7 million in April 2004 to Resolute Mining.

Total Cash Costs

The following table sets out our total ounces produced and total cash cost per ounce for the six months ended June 30, 2005 and 2004 (for a definition of cash costs, please see "Summary Consolidated Financial And Operating Data"):

	June 30, 2005	June 30, 2004
Ounces produced (our share)	133,052	76,878
Total cash cost ($ per ounce)	187	208

From the six months ended June 30, 2004 to the six months ended June 30, 2005, our total cash cost per ounce decreased by $21 per ounce, or 10%, from $208 per ounce to $187 per ounce, as a result of increased production ounces, partially offset by increases in diesel and mining contractor costs.

Transfer from   /   (to) Deferred Stripping Costs

The change in the transfer to deferred stripping costs of $3.0 million for the six months ended June 30, 2004 to a transfer from deferred stripping costs of $2.9 million for the six months ended June 30, 2005, was due to the actual stripping ratio decreasing below the expected pit life ratio during the six months ended June 30, 2005. This was in line with the life of mine plan.

Depreciation and Amortization

Depreciation and amortization charges of $4.9 million for the six months ended June 30, 2005 are consistent with the charges of $4.7 million for the six months ended June 30, 2004.

Interest Expense

Interest expense for the six months ended June 30, 2005 was $0.6 million and comprised mainly of the interest on the Somilo project loan. The interest expense for the six months ended June 30, 2004 was $0.9 million and consisted of interest on our share of the Morila project financing facility. The Morila facility was fully repaid in June 2004.

Loss/(Gain) on Derivative Financial Instruments

The gain on derivative financial instruments of $1.8 million for the six months ended June 30, 2004 represents the change in the fair value between December 31, 2004 and June 30, 2004, for those derivative financial instruments that we use to hedge our exposure to gold but which do not meet the criteria for formal hedge accounting under IFRS.

The marked-to-market valuation of the Loulo instruments is treated as a cash flow hedge and changes in fair value are accounted for through reserves.

Royalties

Royalties increased by $2.2 million, or 116%, from $1.9 million for the six months ended June 30, 2004 to $4.1 million for the six months ended June 30, 2005. The increased royalties reflect increased gold sales.

General and Administrative Expenses

General and administrative costs comprise various expenses associated with providing administration support services to the Morila mine. These charges increased to $3.1 million for the six months ended June 30, 2005 from $2.8 million for the six months ended June 30, 2004 reflecting an increase in site administration expenditure.

Exploration and Corporate Expenditure

Exploration and corporate expenditures was $10.1 million for the six months ended June 30, 2005, and $7.2 million for the six months ended June 30, 2004. The increase in expenditure of $2.9 million from the corresponding period in 2004, is a reflection of increased exploration activity, particularly drilling.

Other Expenses

Other expenses of $2.3 million for the six months ended June 30, 2004 consist mainly of costs associated with the care and maintenance of Syama for the period ending March 2004 and insurance costs.

Share – Based Payments

Shared-based expenses are as a result of our adopting IFRS 2 from January 1, 2005, in accordance with the standards provisions. The standard requires an entity to recognize share-based payment transactions in its financial statements. The comparatives have been restated accordingly. The effect of the change is a charge of $1.1 million for the six months ended June 30, 2005, compared to a charge of $0.3 million for the six months ended June 30, 2004.

Liquidity and Capital Resources

An analysis of the cash flows for the six monthly periods ending June 30, 2005 and June 30, 2004 is set out below:

	Unaudited 6 months ended June 30, 2005	Unaudited 6 months ended June 30, 2004
	(In thousands)
Profit on ordinary activities before taxation and minority interest	$19,242	$6,460
Adjustment for non-cash items	9,143	(9,485)
Working capital changes	(17,494)	1,779
Net cash generated/(utilized) by operations	10,891	(1,246)
Net cash utilized in investing activities	(61,651)	(11,989)
Additions to property, plant and equipment	(48,580)	(24,442)
Financing of contractors	(13,071)	—
Movements in restricted cash	—	3,882
Disposal of Syama – net of cash disposed	—	8,571
Net cash generated by/(utilized in) financing activities	29,076	(9,104)
Ordinary shares issued	637	58
Increase/(decrease) in long-term borrowings	28,439	(9,162)
Net decrease in cash	(21,684)	(22,339)
Cash at beginning of period	78,240	105,475
Cash at end of period	56,556	83,136

Cash Resources

We generate cash from our mining activities and have raised funding for the construction of our operations under project finance and financial lease arrangements. As of June 30, 2005, we had cash of $56.6 million available.

    Operations

Net cash generated by operations was $10.9 million for the six months ended June 30, 2005 compared to net cash utilized of $1.2 million for the six months ended June 30, 2004. Profit on ordinary activities before taxation increased by $12.8 million from $6.4 million for the six months ended June 30, 2004 to $19.2 million for the six months ended June 30, 2005. The non-cash items in 2005 consist primarily of depreciation charges of $4.9 million and amounts charged from the balance sheet relating to deferred stripping of $2.9 million. In 2004, the main non-cash items are credits relating to the profit on the sale of Syama of $7.0 million, transfers to deferred stripping of $2.9 million and movements in the fair market value of financial instruments of $1.8 million, offset by depreciation charges of $4.7 million.

The increase in working capital in the six months to June 2005 is substantial at $17.5 million, $12.0 million of which is due to an increase in the ore stockpile balance at Morila, in line with the mine plan. The remainder is mainly due to an increase in receivables, principally made up of reimbursable fuel duties at Loulo.

    Investing

Investing activities for the six months ended June 30, 2005 utilized $61.7 million compared to $12.0 million utilized for the six months ended June 30, 2004. The increase in investing activities was mainly due to continued capital expenditure incurred in the construction of the Loulo mine totaling $48.6 million, as well as loans to Loulo contractors amounting to $13.1 million in 2005. These loans were made to ensure that the construction project remained on track. The majority of this amount is secured. Investing activities for six months ended June 30, 2004 include $24.4 million additions to property plant and equipment, which principally relates to capital expenditure at Loulo. The sale of our interest in the Syama mine resulted in cash proceeds of $8.6 million.

    Financing

Financing activities for the six months ended June 30, 2005 generated net cash of $29.1 million compared to net cash utilized of $9.1 million for the six months ended June 30, 2004. The net cash generated in the six months ended June 30, 2005 relates mainly to the final draw down on the Loulo Project loan of $25 million. The net cash utilized in the six months ended June 30, 2004 relates mainly to the final repayment of the Morila project loan.

There has been no material change to our cash resources since June 30, 2005 and there are no material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the company except as follows:

•	we access Morila cash flows by way of quarterly dividends; and

•	our access to cash flows from Loulo may be restricted under the terms of the Loulo project loan. The loan agreement stipulates that sufficient funds must be made available for the scheduled repayments, before the remaining funds may be distributed to shareholders.

Credit and Loan Facilities

As of June 30, 2005, our significant loan facilities were the Loulo project loan, the Caterpillar Finance Facility and the Morila Finance Lease as described below.

The $60 million Loulo project loan was arranged by NM Rothschild & Sons Limited, SG Corporate & Investment Banking, ABSA Bank and HVB Group, and is repayable between June 2006 and September 2009 in six monthly installments. The loan is secured by the assets of the Loulo project. Additionally, Randgold Resources Limited has pledged its interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has, in turn, pledged its interest in Somilo and related assets to secure Somilo's obligations under this loan. The loan is guaranteed by Randgold Resources Limited until economic completion of the project has been achieved, which is expected to occur by 31 December 2007. The loan bears interest at U.S. LIBOR plus 1.75% pre-completion of the Loulo capital program, or at any time when Randgold Resources Limited continues to be a guarantor of the facility. Post economic completion until the fourth anniversary of signing facility documentation, the interest rate is U.S. LIBOR plus 2.10% and thereafter 2.25%.

The Caterpillar Finance Facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The loan is repayable quarterly over 42 months commencing on August 1, 2005 and bears interest at a fixed rate of 6.03% per annum. Together with Randgold Resources (Somilo) Limited, we jointly guaranteed the repayment of this loan. The average loan repayments of $0.5 million are payable in installments over the term of the loan.

The Morila Finance Lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of interest which at December 31, 2004 was approximately 20% per annum. The lease is secured by power generating plant and equipment, whose net book value as at December 31, 2004 amounted to $5.8 million. Average lease payments of $1.5 million are repayable in installments over the term of the lease. We have, together with AngloGold Ashanti, jointly guaranteed the repayment of this lease.

The maturity terms of our long term liabilities are set out in more detail in note 9.3 on page F-10 of the unaudited consolidated interim financial statements. We are currently not in breach of, and do not expect to breach, any of the covenants of our credit and loan facilities. We are comfortable with our debt-to-equity levels and believe that we will be able to service the debt repayments as they fall due.

Shareholders Equity and Gross Indebtedness

The following table sets out our shareholders equity and gross indebtedness. The figures for June 30, 2005 have been derived from our unaudited consolidated interim financial statements. The August 31, 2005 figures have been updated using our internal financial information.

	June 30, 2005	August 31, 2005
	(In thousands)
Total current debt
Guaranteed(1)	$—	$—
Secured(2)	1,692	1,329
	1,692	1,329
Total non-current debt (excluding current portion of long-term debt)
Guaranteed(1)	3,569	3,569
Secured(2)	65,186	64,996
	68,755	68,565
Total gross indebtedness	70,447	69,894
Shareholders equity (excluding accumulated profit)
Share capital	2,975	2,975
Share premium	103,703	103,703
Other reserves	(12,333)	(12,333)
	94,345	94,345
Total	164,792	164,239

(1)	Guaranteed debt includes $3.6 million relating to the Caterpillar Finance Facility as at June 30, 2005.

(2)	Secured debt includes $60 million relating to the Loulo project loan, $5.4 million relating to the Morila Power Plant finance lease and $1.0 million relating to an Air Liquide finance lease as at June 30, 2005.

(3)	There is no material contingent indebtedness as of June 30, 2005.

The following schedule sets out our net indebtedness. The figures for June 30, 2005 have been derived from our unaudited consolidated interim financial statements at that date. The August 31, 2005 figures have been updated using our internal financial information.

	June 30, 2005	August 31, 2005
	(In thousands)
Cash	$(56,556)	$(44,863)
Liquidity	(56,556)	(44,863)
Current portion of non-current debt	1,692	1,329
Current Financial Debt	1,692	1,329
Net Current Financial Indebtedness	(54,864)	(43,534)
Non-current bank loans	60,504	60,000
Other non-current loans	8,251	8,565
Non current Financial Indebtedness	68,755	68,565
Net Financial Indebtedness	13,891	25,031

Accounts Receivable

Included in accounts receivable at June 30, 2005 are amounts to be refunded with respect to Morila fuel duties of $5.5 million and value-added taxes of $8.2 million. In the six months to June 2005, there were no significant movements in the accounts receivable. From July 1, 2005, a new procedure has been introduced by the Malian government that exempts mining companies from fuel duties. The value added taxes are expected to be recovered when Anser submits Morila's outstanding value-added tax accounts to the Malian tax authorities for audit.

A loan of $13.9 million relating to advances to Loulo contractors is also included in accounts receivable. The majority of this amount is secured by certain assets of the borrowers.

Risk Management and Treasury Policy

Although, in general, it is not our policy to hedge our gold sales, we believe it is prudent to hedge during times of capital expansion and we are required to do so under debt financing arrangements. We use hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments are required by the terms of our Loulo project loan.

Loulo's hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board. All of Loulo's derivative transactions must be in compliance with the terms and conditions of the Loulo project loan agreement.

The largest portion of our cash resources are held in US dollars. In addition we also hold some Euro and Sterling balances, mainly to cover expenditure in these currencies. In the normal course of business, we enter into transactions denominated in foreign currencies, primarily Euro and Communaute Financiere Africaine Francs. We do not currently hedge our exposure to foreign currency exchange rates.

We generally do not undertake any specific actions to cover our exposure to interest rate risk and as at June 30, 2005, we were not party to any interest rate risk management transactions.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the six months ended June 30, 2005 and the six months ended June 30, 2004 are as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2004
	(In thousands)
Area
Burkina Faso	$1,414	$122
Mali	2,408	2,773
Tanzania	1,582	1,167
Côte d'Ivoire	452	406
Senegal	3,440	2,128
Ghana	785	602
Other	13	(11)
Total exploration cost	10,094	7,187

The main focus of exploration work is on the Group's advanced projects in Mali West, around Morila and Loulo in Senegal, and more recently Tanzania, Burkina Faso and Ghana.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as of June 30, 2005 are set out below:

Contractual Obligations	1 Year	1-5 Years	After 5 Years	Total
	(In thousands)
Long-term debt	$504	$63,569	$—	$64,073
Capital lease obligations	1,188	4,952	234	6,374
Unconditional purchase obligations	15,517	—	—	15,517
Total contractual cash obligations	17,209	68,521	234	85,964
Other long-term obligations	—	—	8,872	8,872
Total	17,209	68,521	9,106	94,836

PRINCIPAL SHAREHOLDERS

As of September 30, 2005, our issued share capital consisted of 59,945,789 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2005, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2005, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	Percent
D.M. Bristow	773,400	1.29
R.A. Williams	160,060	0.27
B.H. Asher	41,703	0.07
J.-A. Cramer	25,283	0.04
R.I. Israel	37,749	0.06
P. Liétard	25,283	0.04
A.L. Paverd	38,649	0.06

Merrill Lynch Investment Mgrs. Ltd. (UK)
33 King William Street
London
EC4R 9AS	5,854,916	9.82

Randgold Resources (Holdings) Limited
La Motte Chambers
La Motte Street
St. Helier
Jersey JE1 1BJ
Channel Islands	4,000,000	6.67	(2)

BNY (Nominees) Limited
30 Cannon Street
London
EC4M XH	46,283,063	77.21

Van Eck Associates Corporation
99 Park Avenue
New York, NY 10016-1601	3,411,100	5.72

All directors and executive officers(1)	1,294,827	2.16

(1)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares, other than D.M. Bristow, who owns 1.3%.

(2)	This amount is based upon our analyses of our shareholder base and other information. Randgold Resources (Holdings) Limited, a subsidiary of Randgold & Exploration, filed a Schedule 13G/A on February 14, 2005 which reported beneficial ownership of 18,358,000 of our ordinary shares, or 31.00% of our total outstanding ordinary shares. We have asked Randgold & Exploration for documentation supporting its claimed holdings, which to date has not been provided.

As of September 30, 2005, there were three record holders of our ordinary shares in the United States, holding an aggregate of 703,240 ordinary shares or 1.18%.

As of September 30, 2005, there were four record holders of our ADRs in the United States, holding an aggregate of 44,128,777 ADRs. Cedefas-(DTC) held 44,128,690 ADRs or 74.04%, and the remaining 87 ADRs were hold of record by three individuals.

MARKET INFORMATION

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADRs, as reported by the Nasdaq National Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADSs from two ordinary shares per ADS to one ordinary share per ADS, so that each ADS now represents one ordinary share. In March 2003 we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in Sterling and not in U.S. dollars. All per share prices for periods prior to or including April 26, 2004 have been retroactively adjusted to reflect the two-for-one share split in effect on that date. The ADRs continue to be quoted on the London Stock Exchange and the Nasdaq Stock Market in U.S. dollars.

	Price Per Ordinary Share		Price Per ADR
Year Ended December 31	High (£)	Low (£)	High ($)	Low ($)
2004	7.82	4.29	14.05	7.77
2003	8.33	3.10	14.26	5.07
2002	7.25	2.38	7.64	2.92
2001	2.50	1.34
2000	2.07	1.24

	Price Per Ordinary Share		Price Per ADR
Calendar Period	High(£)	Low (£)	High ($)	Low ($)
2005
Third Quarter	9.27	7.28	16.70	12.70
Second Quarter	8.00	5.96	15.08	11.00
First Quarter	7.24	5.31	14.07	10.13
2004
Fourth Quarter	6.99	5.45	13.24	9.94
Third Quarter	5.55	4.29	9.87	7.77
Second Quarter	6.10	4.38	11.02	8.12
First Quarter	7.82	4.93	14.05	8.89
2003
Fourth Quarter	8.30	6.40	14.26	10.83
Third Quarter	8.33	5.03	13.18	7.76
Second Quarter	6.41	3.98	9.94	6.35
First Quarter	4.96	3.10	8.33	5.07

	Price Per Ordinary Share		Price Per ADR
Calendar Month	High (£)	Low (£)	High ($)	Low ($)
2005
October	8.35	7.79	15.71	13.62
September	9.27	7.49	16.70	13.53
August	8.30	7.28	15.22	12.77
July	7.90	7.37	14.27	12.70
June	8.00	6.91	15.08	12.35
May	6.90	6.06	13.34	11.05

DESCRIPTION OF OUR MEMORANDUM AND ARTICLES OF ASSOCIATION AND ORDINARY SHARES

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

Share Capital

The authorized share capital is $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each, of which 59,600,629 were issued as of July 31, 2005 and 20,399,371 were available for issue. At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,267,685 to 58,535,370 ordinary shares with effect from April 26, 2004. None of our shares have any redemption rights.

Memorandum of Association

Clause 2 of our Memorandum of Association provides that we shall have all the powers of a natural person including but not limited to the power to carry on mining, exploration or prospecting.

Changes in Capital or Objects and Powers

Subject to the 1991 Law and our Articles of Association, we may:

•	increase our share capital;

•	consolidate and divide all or any part of our shares (whether issued or not) into shares of a larger amount;

•	sub-divide all or any part of our shares into shares of smaller amount;

•	convert any of our issued or unissued shares into shares of another class;

•	convert any of our paid-up shares into stock, and reconvert any stock into paid-up shares of any denomination;

•	convert any of our issued shares into redeemable shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the share capital by the amount of the shares so cancelled;

•	reduce the authorized share capital;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.

Articles of Association

We adopted our Articles of Association by special resolution passed on June 24, 1997 and have made certain amendments to them since that time. Our Articles of Association include provisions to the following effect:

General Meeting of Shareholders

We may at any time convene general meetings of shareholders. In practice, we hold an annual general meeting for each fiscal year within nine months of the end of each fiscal year. Under the 1991 Law, no more than eighteen months may elapse between the date of one annual general meeting and the next.

Annual general meetings and meetings calling for the passing of a special resolution require not less than twenty-one clear days' notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than fourteen clear days' notice in writing. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq's marketplace rules, which apply to all companies listed on the Nasdaq Stock Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company's common stock is 33 1/3% of the outstanding shares. As a result, we requested, and Nasdaq granted to us, an exemption from compliance with the Rule 4350(f) requirement.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:

•	the consideration of our annual financial statements and report of our independent auditors;

•	the election of directors; and

•	the appointment of independent auditors.

Voting Rights

Subject to the 1991 Law, our Articles of Association and any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is the holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

Unless we otherwise determine, no shareholder is entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a shareholder in respect of any share held by him unless all calls or other sums presently payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses, if any, have been paid to us.

Dividends

Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may declare and pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our profits available for distribution.

Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up, otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.

We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of those ways.

We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.

Ownership Limitations

Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.

Distribution of Assets on a Winding-Up

If we are wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the shareholders in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or vest the whole or any part of the assets in trustees on such trusts for the benefit of the shareholders as he with the like sanction shall determine but no shareholder shall be compelled to accept any assets on which there is a liability.

Transfer of Shares

Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee's name is entered in the register of shareholders.

We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:

•	it is in respect of a share which is fully paid up;

•	it is in respect of only one class of shares;

•	it is in favor of a single transferee or not more than four joint transferees;

•	it is duly stamped, if so required; and

•	it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

provided that we shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds they are partly paid shares in circumstances where our refusal would prevent dealings in those shares from taking place on an open and proper basis.

Variation of Rights

If at any time our share capital is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares may be varied or abrogated in the manner, if any, that is provided by the rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class or with the sanction of a resolution passed by the holders of not less than three-quarters in nominal value of the issued shares of that class at a separate general meeting of the holders of shares of the class. The quorum at that meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class in question and at an adjourned meeting not less than one person holding shares of the class in question or his proxy.

Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking equally in all respects, except as to the date from which those new shares shall rank for dividend, with or subsequent to those already issued or by the reduction of the capital paid up on those shares or by the purchase or redemption by us of our own shares in accordance with the provisions of the 1991 Law and the Articles.

Capital Calls

Subject to the terms of allotment of shares, we may from time to time make calls on the members in respect of any monies unpaid on the shares, whether in respect of nominal value or premium, and not payable on a fixed date. A member must receive at least fourteen clear days' notice of any call and any call is deemed to be made when the resolution of the board of directors authorizing such call was passed.

If any call is not paid on or before the date appointed for payment, the person liable to pay that call shall pay all costs, charges and expenses of ours in connection with the non-payment, including interest on the unpaid amount, if requested by us.

Unless we otherwise determine, no member shall be entitled to receive any dividend or to be present and vote at any general meeting, or be included in a quorum, or to exercise any other right or privilege as a shareholder in respect of a share held by him unless and until any outstanding calls, interest and expenses (if any) in respect of that share are paid.

Borrowing Powers

We may exercise all of our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, present and future, and uncalled capital and, subject to the provisions of the 1991 Law, to create and issue debenture and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Issue of Shares and Preemptive Rights

Subject to the provisions of the 1991 Law and to any special rights attached to any shares, we may allot or issue shares with such preferred, deferred or other special rights or restrictions regarding dividends, voting, transfer, return of capital or other matters as may from time to time be determined by ordinary resolution, or if no ordinary resolution has been passed or an ordinary resolution does not make specific provision, as we may determine. We may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with the 1991 Law and our Articles of Association. Subject to the provisions of the 1991 Law and our Articles of Association the unissued shares at the date of adoption of the Articles of Association and shares created thereafter shall be at our disposal. We cannot issue shares at a discount to the nominal value.

There are no pre-emptive rights for the transfer of our shares either within the 1991 Law or our Articles of Association.

Meetings of the Board of Directors

Any director may, and the secretary at the request of a director shall, call a board of directors meeting at any time on reasonable notice. A director may waive this notice requirement.

Subject to our Articles of Association our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and until otherwise determined shall be two persons, each being a director or an alternate director. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board of directors' authorities, powers and discretions.

Our board of directors may delegate or entrust to and confer on any director holding an executive office any of its powers, authorities and discretions for such time, on such terms and subject to such conditions as it sees fit. Our board of directors may also delegate any of its powers, authorities and discretions for such time and on such terms and subject to such conditions as it sees fit to any committee consisting of one or more directors and one or more other persons, provided that a majority of the members of the committee should be directors.

Remuneration of Directors

Our directors (other than alternate directors) shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding $300,000 per annum or any other sum as may be determined, by ordinary resolution in a general meeting, from time to time. That sum, unless otherwise directed by the ordinary resolution, shall be divided among the directors in the proportions and in the manner that the board of directors determines or, if the board of directors has not made a determination, equally (or pro rata in respect of a director holding office for only part of the relevant period). The directors are entitled to be repaid all reasonable traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.

The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by us, and may be in addition to or in lieu of any fee payable to him for his services as director.

Pensions and Gratuities

We may exercise all of our powers to provide and maintain pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors or employees of any company in our group and their relatives or dependants.

Directors' Interests in Contracts

Subject to the provisions of the 1991 Law and provided that his interest is disclosed as soon as practicable after a director becomes aware of the circumstances which gave rise to his duty to disclose in accordance with the Articles of Association, a director, notwithstanding his office, may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with us, or in which we are otherwise interested, may hold any other office or place of profit under us (except that of auditor of us, or of a subsidiary of ours) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for us, and in any such case on such terms as to remuneration and otherwise as we may arrange, and may be a director or other officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, any company promoted by us or in which we are otherwise interested or have any powers of appointment and shall not be liable to account to us for any profit, remuneration or other benefit realized by any such office, employment, contract, arrangement, transaction or proposal.

No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

Restrictions on Director Voting

Except as provided in our Articles of Association, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board of directors or of a committee of the board of directors concerning any contract, arrangement, transaction or any other proposal whatsoever to which we are or will be a party and in which he has an interest which (together with an interest of any person connected with him) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through us, unless the resolution concerns any of the following matters:

•	the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

•	the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•	any proposal concerning any other body corporate in which he (together with persons connected with him) does not to his knowledge have an interest in one per cent or more of the issued equity share capital of any class of that body corporate or of the voting rights available to shareholders of that body corporate;

•	any proposal relating to an arrangement for the benefit of our employees or the employees of any of our subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

•	any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

A director shall not vote or be counted in the quorum for any resolution of the board of directors or committee of the board of directors concerning his own appointment (including fixing or varying the terms of his appointment or termination) as the holder of any office or place of profit with us or any company in which we are interested.

Number of Directors

Unless and until otherwise determined by a special resolution, the number of directors shall be not less than two or more than 20.

Directors' Appointment and Retirement by Rotation

Directors may be appointed by ordinary resolution or by the board of directors. If appointed by the board of directors, a director holds office only until the next annual general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation. A director shall not be required to hold any of our shares.

At each annual general meeting, one-third of the directors who are subject to retirement by rotation will retire by rotation and be eligible for re-election. Subject to the provisions of the 1991 Law and to the Articles, the directors to retire will, first, be any director who wishes to retire and not offer himself for re-election and secondly, will be those who have been longest in office since their last appointment or re-appointment, but as between those who have been in office an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. There is no age limit imposed upon directors.

Untraced Shareholders

Subject to the Articles, we may sell any of our shares registered in the name of a shareholder remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the shareholder, the net proceeds of sale will be available for use in our business or for investment, in either case at our discretion. The proceeds will not carry interest.

CREST

The Companies (Amendment No. 4) (Jersey) Law 1998 and the Companies (Uncertificated Securities) (Jersey) Order 1999 as amended allow the holding and transfer of shares under CREST, the electronic system for settlement of securities in the United Kingdom. Our Articles of Association already provide for our shares to be held in uncertificated form under the CREST system.

Disclosure of Third Parties' Interests in our Shares

The directors have the right to require our shareholders to provide information as to the identity of any third parties who have an interest in their shares, and the nature of any such interest. If a shareholder fails to provide that information, the directors can impose restrictions on the ability of the shareholder to attend and/or vote at a general meeting or class meeting in respect of the shares in question. Also, if the shares in question represent at least 0.25% in nominal value of the issued shares of the relevant class, the directors can withhold any dividend (and shares in lieu of a dividend) and restrict the transfer of the shares while the default continues. These restrictions also extend to any other shares that may be issued as a result of the shareholder holding the shares in relation to which the default has occurred.

Purchase of Shares

Subject to the provisions of the 1991 Law and to any rights for the time being attached to any shares, we may purchase any of our own shares of any class. The 1991 Law provides that we may, by special resolution approve the acquisition of our own shares provided that the source of funds used to finance any repurchase is in accordance with the 1991 Law. The 1991 Law limits the type of funds available to govern the repurchase of the nominal value and the share premium attributed to any share.

Non-Jersey Shareholders

There are no limitations imposed by Jersey law or by our Articles of Association on the rights of non-Jersey shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of Jersey companies have no fiduciary obligations under Jersey law to minority shareholders. However, under the 1991 Law, a shareholder may, under some circumstances, seek relief from the court if he has been unfairly prejudiced by us. The provisions of the 1991 Law are designed to provide relief for oppressed shareholders without necessarily overriding the majority's decision. There may also be common law personal actions available to our shareholders.

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 (as amended). However, the 1991 Law is considerably shorter in content than the English Companies Act 1985 and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors' emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory preemption provisions in relation to further issues of shares.

Under Article 143 of the 1991 Law, the court may make an order giving relief, including regulation of our affairs requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by any of our other shareholders.

The court has wide powers within its inherent jurisdiction and a shareholder could successfully bring an action in a variety of circumstances. Although there is no statutory definition of unfairly prejudicial conduct, authority suggests that it includes oppression and discrimination and that the test is objective.

There are no provisions in our Memorandum or Articles of Association concerning changes of capital where these provisions would be considered more restrictive than that required by the 1991 Law.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

This section summarizes the material provisions of the Deposit Agreement, dated as of July 1, 1997, and amended and restated as of June 26, 2002, and further amended and restated as of July 10, 2002, among us, The Bank of New York, as depositary, and all registered owners and holders from time to time of ADRs issued under the Deposit Agreement. All references in this section to The Bank of New York refer to The Bank of New York or its successor in the capacity of depositary under the Deposit Agreement.

A copy of the Deposit Agreement, including the form of ADR, has been filed as an exhibit to the registration statement of which this prospectus forms a part. A copy of the Deposit Agreement will be available for inspection at the Corporate Trust Office of The Bank of New York, currently located at 101 Barclay Street, New York, New York 10286. The Bank of New York's principal executive office is located at One Wall Street, New York, New York 10286.

The Bank of New York is incorporated and operates under the laws of the State of New York. The Bank of New York is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The Bank of New York was constituted in 1784 in the State of New York. It does not have a registration number. It is a wholly-owned subsidiary of The Bank of New York Company, Inc., a New York corporation.

American Depositary Receipts

The ADRs evidence our ADSs, which in turn represent ownership interests in:

•	ordinary shares deposited with the custodian, currently the London, England office of The Bank of New York, and the rights attributable to those ordinary shares; and

•	securities, cash or other property received by The Bank of New York or by the custodian in respect of the ordinary shares deposited with the custodian, but not distributed to ADS owners.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Jersey law governs shareholder rights. The Bank of New York will be the holder of the ordinary shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. The deposit agreement sets out ADR holder rights as well as the rights and obligations of The Bank of New York as depositary. New York law governs the deposit agreement and the ADRs.

You may hold ADRs either directly or indirectly through your broker or financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or financial institution to assert the rights of ADR holders described in this section. We encourage you to consult with your broker or financial institution to find out what those procedures are.

Share dividends and Other Distributions

How will you Receive Dividends and other Distributions on Shares?

The Bank of New York will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares the ADSs evidenced by your ADRs represent.

Cash

The Bank of New York will convert any cash dividend or distribution that we pay on the ordinary shares, if in a foreign currency, into U.S. dollars. If any government approval of the conversion is needed and cannot be obtained or is not obtained within a reasonable amount of time, or if the conversion is otherwise not possible on a reasonable basis, The Bank of New York may distribute the foreign currency only to those ADR holders to whom it is possible to do so or may hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The Bank of New York may hold the foreign currency without investing it, and will not be required to pay you any interest if it does so.

Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under applicable laws. It will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

The Bank of New York will distribute new ADRs representing any ordinary shares that we distribute as a dividend or free distribution, if we request that The Bank of New York make this distribution and if we furnish The Bank of New York promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell ordinary shares which would require it to issue an ADR evidencing a fractional ADS and distribute the net proceeds to the holders entitled to those shares. If The Bank of New York does not distribute additional cash or ADRs, the outstanding ADSs will also represent the new ordinary shares. Each ADS currently represents one ordinary share.

Rights

If we offer holders of securities any rights, including rights to subscribe for additional ordinary shares, The Bank of New York may make these rights available to you and has the authority to set the procedures for any offer to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York determines that it is practical to sell the rights, The Bank of New York may sell the rights and allocate the net proceeds to holders' accounts. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. The Bank of New York will then deposit the ordinary shares and issue ADRs to you. It will only exercise rights if you pay The Bank of New York the exercise price and any charges the rights require you to pay.

The Bank of New York will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to you.

Other Distributions

The Bank of New York will send to you any other property that we distribute on deposited securities by any means The Bank of New York thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what we distributed; for example by public or private sale, and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what we distributed, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. For example, The Bank of New York may decide that a distribution of cash to ADR holders is illegal where any applicable foreign currency control would prohibit it, or that a share or rights distribution to ADR holders is illegal if the underlying securities have not been registered or are not being offered under an available exemption from registration requirements. A distribution to ADR holders may be impractical if we do not give timely or sufficient notice of the proposed distribution to The Bank of New York or if the costs of the distribution exceed the value the holders would receive from the distribution. We will have no obligation to take any other action to permit the distribution of ADRs, ordinary shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How does The Bank of New York issue ADSs?

The Bank of New York will deliver the ADSs that you are entitled to receive against deposit of the underlying ordinary shares represented by the ADSs. The Bank of New York will deliver additional ADSs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to The Bank of New York of any necessary approvals of the governmental agency in Jersey, if any, which is responsible for regulating currency exchange at that time. If required by The Bank of New York, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends on other property. Upon payment of its fees and of any taxes or charges, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

How do you cancel an ADR and obtain ordinary shares?

You may submit a written request to withdraw ordinary shares and turn in your ADRs at the Corporate Trust Office of The Bank of New York. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, The Bank of New York will deliver the deposited securities underlying the ADSs evidenced by the surrendered ADRs to an account designated by you at the office of the custodian. At your request, risk and expense, The Bank of New York may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities underlying the ADSs evidenced by your ADRs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York.

Record Dates

Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADSs or notice of a meeting of holders of ordinary shares or other deposited securities is made, The Bank of New York will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

Voting of Deposited Securities

How do you Vote?

If you are an ADR holder on a record date fixed by The Bank of New York, you may instruct The Bank of New York how to exercise the voting rights of the ordinary shares or other deposited securities underlying the ADSs evidenced by your ADRs. Otherwise, you won't be able to exercise your right to vote unless you withdraw the ordinary shares or other deposited securities. However, you may not know about the meeting enough in advance to withdraw the ordinary shares or other deposited securities.

If we ask for your instructions, The Bank of New York will notify you of the upcoming meeting and arrange to deliver the relevant materials to you. The materials will:

•	include all information included with the meeting notice sent by us to The Bank of New York;

•	explain how you may instruct The Bank of New York to vote the ordinary shares or other deposited securities underlying the ADSs evidenced by your ADRs as you direct; and

•	include a voting instruction card and any other information required under Jersey law that we and The Bank of New York will prepare.

For instructions to be valid, The Bank of New York must receive them on or before the date established by The Bank of New York. The Bank of New York will try, to the extent practical, subject to applicable law and the provisions of our Articles of Association, to vote or have its agents vote the underlying ordinary shares or other deposited securities as you instruct. The Bank of New York will only vote, or attempt to vote, as you instruct. However, if The Bank of New York does not receive your voting instructions, it may give a proxy to vote your underlying ordinary shares or other deposited securities to our designated representative.

We cannot assure that you will receive the voting materials or otherwise learn of a shareholders' meeting in time to ensure that you can instruct The Bank of New York to vote your underlying ordinary shares or other deposited securities. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your underlying ordinary shares or other deposited securities are not voted as you requested.

Inspection of Transfer Books

The Bank of New York will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to us, the Deposit Agreement or the ADRs.

Reports and Other Communications

The Bank of New York will make available for your inspection any reports or communications, including any proxy material, received from us, as long as these materials are received by The Bank of New York as the holder of the ordinary shares or other deposited securities underlying the ADSs and are generally available to our shareholders. At our written request, The Bank of New York will also send copies of reports, notices and communications to you.

Fees and Expenses

The Bank of New York will charge any party depositing or withdrawing ordinary shares or other deposited securities or any party surrendering ADRs or to whom ADRs are issued:

For:	ADR holders must pay:
• each issuance of an ADS, including as a result of a distribution of shares or rights or other property or upon exercise of a warrant	• $5.00 or less per 100 ADSs or portion thereof
• each surrender of an ADS for withdrawal of the ordinary shares and other deposited securities underlying the ADS evidenced by the surrendered ADR, including if the Deposit Agreement is terminated	• $5.00 or less per 100 ADSs or portion thereof
• each cash distribution pursuant to the Deposit Agreement	• $0.02 or less per ADS or portion thereof
• depositary services	• $0.02 or less per ADS or portion thereof, which will accrue on December 31 of each year, except in years in which the fee described in the preceding bullet point was charged
• transfer and registration of shares on our share register from your name to the name of The Bank of New York or its agent when you deposit, substitute or withdraw ordinary shares	• registration or transfer fees
• conversion of foreign currency to U.S. dollars	• expenses of The Bank of New York
• cable, telex and facsimile transmission expenses, expressly provided in the Deposit Agreement	• expenses of The Bank of New York
• as necessary	• taxes and governmental charges The Bank of New York or custodian has to pay on any ADS or ordinary share or other deposited security underlying an ADS; for example, withholding taxes, stamp duty or stock transfer taxes

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the ordinary shares and any other deposited securities underlying your ADRs. The Bank of New York may:

•	deduct the amount of any taxes owed from any payments to you;

•	restrict or refuse the transfer of your ADRs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on the ADSs evidenced by your ADRs or underlying ordinary shares or other deposited securities; or

•	sell ordinary shares or deposited securities to pay any taxes owed, in which case you will remain liable if the proceeds of the sale are not enough to pay the taxes.

If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	change the par value of any of our ordinary shares;

•	reclassify, split or consolidate any of our ordinary shares;

•	distribute securities on any of our ordinary shares that are not distributed to you; or

•	recapitalize, reorganize, merge, consolidate, sell our assets, or take any similar action,

then the cash, shares or other securities received by The Bank of New York will become new deposited securities under the Deposit Agreement, and each ADS evidenced by your ADRs will automatically represent the right to receive a proportional interest in the new deposited securities. The Bank of New York may and will, if we ask it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also distribute new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination of the Deposit Agreement

How may the Deposit Agreement be Amended?

We and The Bank of New York may agree to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for the taxes and governmental charges, or prejudices an important right of ADR holders, it will only become effective thirty days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to surrender your ADRs to receive the ordinary shares and any other deposited securities underlying the ADSs evidenced by your ADRs.

How may the Deposit Agreement be Terminated?

The Bank of New York will terminate the Deposit Agreement if we ask it to do so, in which case it must notify you at least 90 days before termination. The Bank of New York may also terminate the agreement after notifying you if The Bank of New York informs us that it would like to resign and we do not appoint a new depositary bank within 90 days.

If any ADRs remain outstanding after termination, The Bank of New York will stop registering the transfer of ADRs, will stop distributing dividends to ADR holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

•	collect dividends and distributions on the ordinary shares and any other deposited securities;

•	sell rights and other property offered to holders of the ordinary shares and any other deposited securities; and

•	deliver ordinary shares and other deposited securities upon surrender of ADRs.

At any time after one year after termination of the Deposit Agreement, The Bank of New York may sell any remaining ordinary shares and any other deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the money it received on the sale and any other cash it then holds under the Deposit Agreement. After termination, our only obligations will be with respect to indemnification of, and to pay agreed upon fees, expenses and out-of-pocket charges to, The Bank of New York.

Your Right to Receive Underlying Ordinary Shares and Other Deposited Securities

You have the right to surrender your ADRs and the underlying ordinary shares and any other deposited securities underlying the ADSs evidenced by your ADRs at any time except:

•	due to temporary delays caused by The Bank of New York closing its or the closing of our transfer books, the transfer of ordinary shares is blocked in connection with voting at a shareholders' meeting, or we are paying dividends;

•	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Limitations on Obligations and Liabilities to ADR Holders

The Deposit Agreement expressly limits our obligations and liability and those of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if prevented or delayed by law, any provisions of our Articles of Association or by-laws or circumstances beyond our control from performing our obligations under the Deposit Agreement;

•	are not liable for exercising, or failing to exercise, discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party unless we are indemnified to our satisfaction or The Bank of New York is indemnified to its satisfaction; and

•	may rely upon any advice of or information from any legal counsel, accountants, any person depositing shares, any ADR holder or any other person who we or The Bank of New York believe in good faith is competent to give that advice or information.

In the Deposit Agreement, we and The Bank of New York agree to indemnify each other under specified circumstances.

Requirements For Depositary Actions

Before The Bank of New York will deliver or register the transfer of an ADR, make a distribution on an ADS, or permit withdrawal of ordinary shares or other deposited securities, The Bank of New York may require:

•	payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of The Bank of New York;

•	production of satisfactory proof of the identity of the person presenting shares for deposit or ADRs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations The Bank of New York may establish consistent with the Deposit Agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfer of ADRs generally when the transfer books of The Bank of New York are closed or at any time if The Bank of New York or we think it advisable to do so.

Pre-Release of ADRs

In some circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may deliver ADRs before deposit of the underlying ordinary shares. This is called a pre-release of ADRs. The Bank of New York may also deliver ordinary shares prior to the receipt and cancellation of re-released ADRs, even if those ADRs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of the ordinary shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank or New York in writing that it or its customer, as the case may be, owns the ordinary shares or ADRs to be deposited;

•	the pre-release must be fully collateralized with cash or collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days' notice.

The pre-release will be subject to whatever indemnities and credit regulations that The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

There are currently no Jersey or United Kingdom foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations. Jersey is in monetary union with the United Kingdom. There are currently no limitations under Jersey law or our Articles of Association prohibiting persons who are neither residents nor nationals of the United Kingdom from freely holding, voting and transferring our ordinary shares in the same manner as United Kingdom residents or nationals.

TAXATION

Material Jersey Tax Consequences

General

The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice in force at the date of this prospectus, and does not constitute legal or tax advice and prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. Please also note the specific reference to prospective changes to the Jersey tax system in the final paragraph of this section. We encourage you to consult your own professional advisers on the implications of subscribing for, buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of the jurisdictions in which they may be taxed.

We are an "exempt company" within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2005. We will be required to pay an annual exempt company charge, which is currently 600 pounds sterling, in respect of each subsequent calendar year during which we wish to continue to have "exempt company" status.

The retention of "exempt company" status is conditional upon the Comptroller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Comptroller from time to time. By concession, the holding of ordinary shares or ADSs by a Jersey resident in an exempt company, the shares of which are traded on a recognized stock exchange, is not regarded as a beneficial interest, provided that the holding is de minimis or clearance has been obtained from the Comptroller.

The Comptroller of Income Tax has indicated that a holding by Jersey residents of less than 10% of the share capital of a company shall be treated as de minimis.

As an "exempt company", we will not be liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For so long as we are an "exempt company", payments in respect of the ordinary shares and ADSs will not be subject to any taxation in Jersey, unless the shareholder is resident in Jersey, and no withholding in respect of taxation will be required on those payments to any holder of the ordinary shares or ADSs as a matter of Jersey law.

Currently, there is no double tax treaty or similar convention between the U.S. and Jersey.

Taxation of Dividends

Dividends are declared and paid gross in U.S. dollars.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty is levied in Jersey on the issue or transfer of ordinary shares or ADSs. In the event of the death of an individual sole shareholder, duty at rates of up to 0.75% of the value of the ordinary shares or ADSs held may be payable on the registration of Jersey probate or letters of administration which may be required in order to transfer or otherwise deal with ordinary shares or ADSs held by the deceased individual sole shareholder.

EU Code of Conduct on Business Taxation

On June 3, 2003, the European Union Council of Economic and Finance Ministers reached political agreement on the adoption of a Code of Conduct on Business Taxation. Jersey is not a member of the European Union but, in keeping with its policy of constructive international engagement, Jersey intends to propose legislation to replace the exempt company regime by the end of 2008 with a general zero rate of corporate tax with effect from January 2009.

Material United States Federal Income Tax Consequences

The following summary describes the material U.S. Federal income tax consequences to U.S. holders (as defined below) arising from the purchase, ownership and disposition of our ordinary shares or ADSs. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed U.S. Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect.

This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

For purposes of this discussion, a "U.S. holder" is a holder of our ordinary shares or ADSs that is:

•	a U.S. citizen;

•	an individual resident in the United States for U.S. Federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any U.S. state or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. Federal income tax purposes without regard to its source; or

•	a trust, if either: a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not deal with all aspects of U.S. Federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances, or to U.S. holders subject to special rules, including, without limitation:

•	some retirement plans;

•	insurance companies;

•	U.S. holders of ordinary shares or ADSs held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment;

•	persons that enter into "constructive sales" involving our ordinary shares or ADSs or substantially identical property with other investments;

•	U.S. holders whose functional currency is not the U.S. Dollar;

•	some expatriates or former long-term residents of the United States;

•	financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	U.S. holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock;

•	Persons subject to the alternative minimum tax;

•	Regulated investment companies;

•	Traders in securities who elect to apply a mark-to market method of accounting; and

•	Person who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the effect of any applicable U.S. state, local or non-U.S. tax laws, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by U.S. holders as "capital assets" as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for U.S. Federal income tax purposes) holds shares or ADSs, the tax, treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

This discussion is for general information only. We encourage U.S. holders of our ordinary shares or ADSs to consult with their own tax advisors with respect to the U.S. Federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and disposition of our ordinary shares or ADSs applicable in their particular tax situations.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, U.S. holders of ADSs will be treated for U.S. Federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. Federal income tax.

For U.S. Federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to U.S. holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits as determined for federal income tax purposes. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in our ordinary shares or ADSs. To the extent that these distributions exceed the U.S. holder's tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Our Status as Passive Foreign Investment Company."

Under 2003 U.S. tax legislation, some U.S. holders (including individuals) of ADSs are eligible for reduced rates of U.S. Federal income tax (currently a maximum of 15 percent) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty which provides for the exchange of information. Since the ADSs are listed on the Nasdaq National Market, we believe that dividends paid with respect to our ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. holders of our shares and ADSs meet certain requirements. However, as our ordinary shares are not listed or an established securities market in the United States, dividends paid with respect to our ordinary shares not held through ADSs will not constitute qualified dividend income for U.S. federal income tax purposes. Moreover, if we are or become a passive foreign investment company, as discussed below under the heading "Our Status as Passive Foreign Investment Company," the dividends paid with respect to our ADSs may not constitute qualified dividend income. U.S. holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

Sale or Other Disposition of Ordinary Shares or ADSs

If a U.S. holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Subject to the discussion below under " Our Status as a Passive Foreign Investment Company," that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that U.S. holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be U.S. source income for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to limitations under the Code.

Our Status as a Passive Foreign Investment Company

A special and adverse set of U.S. Federal income tax rules apply to a U.S. holder that holds stock in a passive foreign investment company, or PFIC. In general, we will be a PFIC if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

Although the matter is not free from doubt, we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future. However, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future.

If we are a PFIC for U.S. Federal income tax purposes for any year during a U.S. holder's holding period of our ADSs or ordinary shares and the U.S. holder does not make a QEF Election or a "mark-to-market" election, both as described below:

•	any gain recognized by a U.S. holder upon the sale of ADSs or ordinary shares, or the receipt of certain "excess" distributions, would be treated as ordinary income;

•	this income generally would be allocated ratably over a U.S. holder's holding period with respect to our ADSs or ordinary shares; and

•	the amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in the ADSs or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a U.S. holder who acquires ADSs or ordinary shares from a decedent would be denied the normally available step-up in tax basis for our ADSs or ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

A U.S. holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such U.S. holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

The special tax and interest charge described above will not apply to a U.S. holder if such U.S. holder makes a timely election, a QEF Election, to treat his, her or its ADSs or ordinary shares as an interest in a "qualified electing fund." In order for a U.S. holder to be able to make a QEF Election, we would be required to provide such U.S. holder with certain information. We do not expect to provide U.S. holders with the required information, in which case a QEF election would be unavailable.

As an alternative to a QEF Election, a U.S. holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark his, her or its ADSs or ordinary shares to market annually, and, therefore, recognize for each taxable year, subject to certain limitations, ordinary income or loss equal to the difference, as of the close of taxable year, between the fair market value of his, her or its ADSs or ordinary shares and the adjusted tax basis of his or its ADSs or ordinary shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. holder under the election in prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a U.S. holder's death, the tax basis of the ADSs or ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ADSs or ordinary shares. A mark-to-market election is available to a U.S. holder only if the ADSs or ordinary shares are considered "marketable stock" for these purposes. Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations.

Rules relating to a PFIC are very complex. U.S. holders are encouraged to consult their own tax advisors regarding the application of PFIC rules to their investments in our ADSs or our ordinary shares.

Backup Withholding and Information Reporting

Payments to U.S. holders in respect of our ordinary shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to backup withholding tax imposed at a rate of 28 percent. However, backup withholding and information reporting will not apply to a U.S. holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder's U.S. Federal income tax liability, provided that the required procedures are followed.

United Kingdom Tax Considerations

Dividends

A person having an interest in ADSs or ordinary shares who is not a resident in the UK will not be subject to tax in the UK on dividends paid on our ordinary shares, unless that person carries on business in the UK through a branch or agency, to which the ordinary shares or ADSs in question are attributable.

A person having an interest in ADSs or ordinary shares who is resident in the UK will, in general, be subject to UK income tax or corporation tax on dividends paid by us. No such liability will arise for individual persons having an interest in ADSs or ordinary shares who, though UK resident, are not domiciled in the UK, or for Commonwealth citizens or citizens of the Republic of Ireland who are not ordinarily resident in the UK, except to the extent that amounts are remitted or deemed to be remitted to the UK.

No credit will be available against the UK tax liability of a person having an interest in ADSs or ordinary shares on dividends received from us for underlying taxes suffered or paid by us on our own income, except in the case of a company owning directly or indirectly not less than ten per cent of our voting power. As we are a Jersey exempt company, no withholding taxes will be payable on dividends.

Capital Gains

A person having an interest in ADSs or ordinary shares who is neither resident nor ordinarily resident in the UK will generally not be subject to tax in the UK on capital gains on a disposal of our ordinary shares or interests in the ADSs.

However, individuals who left the UK after March 17, 1998 and who were resident in the UK for four out of seven years prior to departure, and who return to the UK within five years of departure will be subject to UK capital gains tax on any gains realized during the period of absence.

Persons having an interest in ADSs or ordinary shares who are resident and/or ordinarily resident in the UK or who hold their ordinary shares or interests in ADSs through a UK trading branch or agency will, in general, be subject to UK taxation on capital gains on a disposal of ordinary shares or interests in ADSs. However, persons having an interest in ADSs or ordinary shares who are individuals and who are resident and/or ordinarily resident in the UK but who are not domiciled in the UK will not be subject to UK taxation on capital gains arising on a disposal of ordinary shares or interest in ADSs unless they remit to the UK, or are deemed to have remitted to the UK, the proceeds of the disposal.

Inheritance Tax

Liability to UK inheritance tax may arise on the death of a person having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by a person, who is domiciled, or deemed to be domiciled, in the UK.

Where ordinary shares or interests in ADSs are held by a person who is neither domiciled nor deemed to be domiciled in the UK, no liability to UK inheritance tax will arise in respect of them.

Stamp duty and stamp duty reserve tax

No UK stamp duty should be payable on any transfer of an ADS, provided it is executed and retained outside the UK. Therefore, a transfer of an ADS in the United States between non-residents of the UK would not ordinarily give rise to a UK stamp duty charge.

An instrument transferring an ADS could attract UK stamp duty if it relates to anything done or to be done in the UK; for example, if it is executed in the UK. If the transfer is on a sale then the rate of stamp duty will be 0.5% of the consideration given. This charge is rounded up to the nearest 5 pounds sterling. Gifts and other transfers which are neither sales nor made in contemplation of a sale do not attract this charge. Instead they will either be exempt or attract a fixed duty of 5 pounds sterling per transfer.

A transfer from The Bank of New York to an ADS holder of the underlying ordinary shares may be subject to a fixed stamp duty of 5 pounds sterling if the instrument of transfer relates to anything done or to be done in the UK; for example, if it is executed in the UK. A transfer of ordinary shares from The Bank of New York directly to a purchaser on behalf of an ADS holder may attract stamp duty at a rate of 0.5% of the consideration, rounded up to the nearest 5 pounds sterling.

UK stamp duty reserve tax will not be payable on an agreement to transfer ADSs.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the underwriting agreement dated November 1, 2005, the underwriters named below, for whom HSBC Securities (USA) Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them the number of ordinary shares, including ordinary shares in the form of ADSs, indicated below.

Underwriters	Number of Ordinary Shares
HSBC Securities (USA) Inc.	4,500,000
Harris Nesbitt Corporation	1,875,000
RBC Capital Markets Corporation	1,125,000
Total	7,500,000

The underwriters may elect to take delivery of all or a portion of the ordinary shares purchased in the form of ADSs. References in this section to "ordinary shares" include ADSs, to the extent applicable.

The global offering is being coordinated by HSBC Securities (USA) Inc. as the global coordinator.

In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the ordinary shares being sold pursuant to that agreement if any of the ordinary shares being sold pursuant to such agreement are purchased. In some circumstances, under the underwriting agreement, the commitments of non-defaulting underwriters may be increased. The underwriters propose initially to offer the ordinary shares and the ADSs in part directly to the public at the initial offering prices set forth on the cover page of this document, and in part to selected dealers, including the underwriters, at such price less a concession not in excess of $0.292 per ordinary share or $0.292 per ADS. The underwriters may allow, and these dealers may re-allow, to other dealers a concession not in excess of $0.10 per ordinary share or $0.10 per ADS.

We granted to the representative an option to purchase, from time to time, in whole or in part, up to an additional 1,125,000 ordinary shares, at the initial public offering price less underwriting discounts and commissions. This option is exercisable within 30 days from the closing date of the global offering to cover over-allotments in the global offering, if any. To the extent that the representative exercises the over-allotment option, each of the underwriters will be obligated, subject to specified conditions, to purchase its pro rata portion of any additional ordinary shares based on each underwriter's percentage underwriting commitment in the global offering as reflected in the preceding table.

The following table summarizes the compensation and estimated expenses that we will pay:

	Per Share($)		Per ADS($)
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	0.54	0.54	0.54	0.54
Expenses payable by us	0.17	0.15	0.17	0.15

Expenses payable by us include certain fees and expenses of the underwriters, including the fees and disbursements of underwriters' counsel up to a fixed amount. The ordinary shares and ADSs are being offered in the global offering by the several underwriters, subject to prior sales, when, as and if transferred to and accepted by them, subject to the approval of various legal matters by counsel for the underwriters and other conditions.

We have agreed with the underwriters, subject to specified exceptions, that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of HSBC Securities (USA) Inc., issue or sell any of our ADSs or ordinary shares or share capital or any securities substantially similar to our ADSs or ordinary shares or share capital. Our executive directors have also agreed with the underwriters that, for a period of 90 days after the date of this prospectus, they will not, other than in specified circumstances, dispose of any ADSs or ordinary shares that they own without the prior written consent of HSBC.

We have agreed to indemnify the underwriters and others against specified liabilities, including liabilities under the Securities Act and other applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of those liabilities, losses and expenses.

HSBC Securities (USA) Inc. or its affiliates acting on its behalf, each acting on behalf of the underwriters ("Stabilizing Person") may make short sales of the ordinary shares and the ADSs in connection with the global offering, resulting in the sale of a greater number of ordinary shares and ADSs than is required to be purchased by the underwriters pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the ordinary shares and the ADSs subject to the over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if a Stabilizing Person is concerned that there may be downward pressure on the trading price of the ordinary shares or the ADSs in the open market that could adversely affect investors who purchase ordinary shares or ADSs in the global offering. A Stabilizing Person may reduce or close out its covered short position either by exercising the over-allotment option or by purchasing ordinary shares or ADSs in the open market. In determining which of these alternatives to pursue, a Stabilizing Person will consider the prices at which ordinary shares or ADSs are available for purchase in the open market as compared to the price at which it may purchase through the over-allotment option. Any naked short position will be closed out by purchasing ordinary shares or ADSs in the open market. Similar to other stabilizing transactions described below, open market purchases made by a Stabilizing Person to cover all or a portion of its short position may have the effect of preventing or retarding a decline in the market price of the ordinary shares or the ADSs following the global offering. As a result, the ordinary shares or the ADSs may trade at a price that is higher than the price that otherwise might prevail in the open market.

A Stabilizing Person pursuant to Regulation M under the Securities Exchange Act may engage in transactions including stabilizing bids that may have the effect of stabilizing or maintaining the market price of the ordinary shares or the ADSs at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of ordinary shares or ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares or the ADSs. These stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

The underwriters or their affiliates may engage in passive market making transactions in the ordinary shares or ADSs on the London Stock Exchange or in the ADSs on the Nasdaq National Market. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

From time to time in the ordinary course of their respective businesses, one or more of the underwriters and their affiliates may in the future engage in commercial or investment banking transactions with us and our affiliates. In addition, the underwriters and their affiliates have in the past received and are currently receiving compensation from us in connection with providing various services. HSBC Bank plc and its affiliates have received and are receiving customary compensation in connection with, among other things, its acting as broker for our ordinary shares and ADSs trading on the London Stock Exchange and acting as financial adviser to us from time to time.

The address of the principal business office of HSBC Securities (USA) Inc. is 452 Fifth Avenue, New York, NY 10018.

Selling Restrictions

General

No public offer is being made and no one has taken any action that would, or is intended to, permit a public offering of the ordinary shares or ADSs to be made in any country or jurisdiction,

other than the United States, where action for that purpose is required. No person receiving a copy of this document in any territory may treat the same as constituting an invitation or offer to him or her to purchase ordinary shares or ADSs unless, in the relevant territory, such an invitation or offer could lawfully be made without contravention by any person of any registration or other regulatory or legal requirements. We encourage any person who receives a copy of this document to satisfy himself or herself as to full observance of the laws of any relevant territory in respect of any actions he or she may take, including the obtaining of any requisite governmental or other consent or the observance of any requisite formalities and the payment of any issue, transfer or other taxes due in such territory.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the ordinary shares or ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares and ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ordinary shares or ADSs to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than Euro 43,000,000 and (3) an annual net turnover of more than Euro 50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of ordinary shares or ADSs to the public" in relation to any ordinary shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

To the extent that the offer of the ordinary shares and/or ADSs is made in any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the date of publication of a prospectus in relation to the ordinary shares and ADSs which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Company to publish a prospectus pursuant to the Prospectus Directive.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of the ordinary shares and/or ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares and/or ADSs in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The ordinary shares and ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ordinary shares and ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

Each underwriter has represented and agreed that, in connection with its initial distribution of the ordinary shares and ADSs, (i) no prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the ordinary shares and ADSs that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers, (ii) it has not offered or sold and will not offer or sell, directly or indirectly, ordinary shares or ADSs to the public in France except to permitted investors ("Permitted Investors") consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree No 2004-1019 of September 28, 2004 and belonging to a "limited circle of investors" (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder, (iii) it has not released, issued or distributed this prospectus, any prospectus supplement, or any other materials related to the offering or information contained therein relating to the ordinary shares and/or ADSs or caused any such document or information to be released, issued or distributed to the public in France except to Permitted Investors, and (iv) the direct or indirect resale to the public in France of any ordinary shares and/or ADSs acquired by any Permitted Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.

Canada

Each dealer will be required to severally agree, among other things, that the sale and delivery of any ordinary shares in the form of ordinary shares or ADSs to any purchaser in Canada or who is a resident thereof by such dealer shall be made so as to be exempt from the prospectus filing and registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders, including those applicable in each of the provinces and territories of Canada and the applicable policy statements issued by any securities regulatory having jurisdiction.

We are not, and may never be, a "reporting issuer", as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada and there currently is no public market for any of the securities we intend to issue in Canada, including the ordinary shares in the form of ordinary shares or ADSs, and one may never develop.

The distribution of the ordinary shares in the form of ordinary shares or ADSs in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador is being made on a private placement basis only and is therefore exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the ordinary shares in the form of ordinary shares or ADSs must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the ordinary shares in the form of ordinary shares or ADSs.

Each Canadian investor who purchases the ordinary shares in the form of ordinary shares or ADSs will be deemed to have represented to us and the dealers that: (1) the offer and sale was made exclusively through the final version of this prospectus, as amended, and was not made through an advertisement in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such investor has reviewed the terms above regarding resale restrictions; (3) where required by law, such investor is, or is deemed to be, acquiring the ordinary shares in the form of ordinary shares or ADSs as principal for its own account in accordance with the laws of the Canadian jurisdiction in which the investor is resident and not as agent or trustee; and (4) such investor or any ultimate investor for which such investor is acting as agent is entitled under applicable Canadian securities laws to acquire the ordinary shares in the form of ordinary shares or ADSs without the benefit of a prospectus qualified under such securities laws, such investor is an "accredited investor" as defined in section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions.

Each Canadian investor who purchases the ordinary shares in the form of ordinary shares or ADSs hereby acknowledges to us and the dealers that its name and other specific information, including the aggregate amount of the ordinary shares in the form of ordinary shares or ADSs it has purchased and the aggregate purchase price to the investor, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws. By purchasing the ordinary shares in the form of ordinary shares or ADSs, each Canadian investor consents to the disclosure of such information.

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the ordinary shares in the form of ordinary shares or ADSs. Canadian investors in the ordinary shares in the form of ordinary shares or ADSs should consult their own legal and tax advisers with respect to the Canadian tax consequences of such an investment in their particular circumstances and with respect to the eligibility of the ordinary shares in the form of ordinary shares or ADSs for investment by the investor under relevant Canadian federal and provincial legislation and regulations.

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by the dealers as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with this offering.

Securities legislation in the Provinces of Ontario, Nova Scotia, Newfoundland and Labrador provides investors purchasing ordinary shares in the form of ordinary shares or ADSs pursuant to this Prospectus with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this prospectus and any amendment to it contains a "misrepresentation". Where used herein "misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the investor within the time limits prescribed by applicable securities legislation.

Section 130.1 of the Securities Act (Ontario) provides that every purchaser of securities pursuant to this prospectus shall have a statutory right of action for damages or rescission against us in the event that this prospectus contains a misrepresentation. A purchaser who purchases ordinary shares in the form of ordinary shares or ADSs offered by this prospectus during the period of distribution has, without regard to whether the purchaser relied upon the misrepresentation, a right of action for damages or, alternatively, while still the owner of the ordinary shares in the form of ordinary shares or ADSs, for rescission against us and provided that:

(a)	if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages against us;

(b)	we will not be liable if we prove that the purchaser purchased the ordinary shares in the form of ordinary shares or ADSs with knowledge of the misrepresentation;

(c)	we will not be liable for all or any portion of damages that we prove do not represent the depreciation in value of the ordinary shares in the form of ordinary shares or ADSs as a result of the misrepresentation relied upon; and

(d)	in no case shall the amount recoverable exceed the price at which the ordinary shares in the form of ordinary shares or ADSs were offered.

Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than:

(a)	in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or

(b)	in the case of an action for damages, the earlier of:

(i)	180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or

(ii)	three years from the day of the transaction that gave rise to the cause of action.

The right of action, in Nova Scotia, for rescission or damages described herein is conferred by section 138 of the Securities Act (Nova Scotia). Section 138 provides, in relevant part, that in the event that this prospectus, together with any amendments hereto, or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) contains a misrepresentation, a purchaser of ordinary shares in the form of ordinary shares or ADSs will be deemed to have relied upon such misrepresentation if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against us, and subject to certain additional defences, every director at the date of the Prospectus and every person who signed the Prospectus or, alternatively, while still the owner of the ordinary shares in the form of ordinary shares or ADSs purchased by the purchaser, may elect instead to exercise a statutory right of rescission against us, in which case the purchaser shall have no right of action for damages against us, the directors or persons who have signed the prospectus, provided that, among other limitations:

(a)	no action shall be commenced to enforce the right of action for rescission or damages by a purchaser resident in Nova Scotia later than 120 days after the date on which the initial payment was made for the ordinary shares in the form of ordinary shares or ADSs;

(b)	no person will be liable if it proves that the purchaser purchased the ordinary shares in the form of ordinary shares or ADSs with knowledge of the misrepresentation;

(c)	in the case of an action for damages, no person will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the ordinary shares in the form of ordinary shares or ADSs as a result of the misrepresentation relied upon; and

(d)	in no case will the amount recoverable in any action exceed the price at which the ordinary shares in the form of ordinary shares or ADSs were offered to the purchaser.

In addition, any person or company, other than us, will not be liable if that person or company proves that:

(a)	this prospectus or any amendment to this prospectus was sent or delivered to the purchaser without the person's or company's knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person's or company's knowledge or consent;

(b)	after delivery of this prospectus or any amendment to this prospectus and before the purchase of the ordinary shares in the form of ordinary shares or ADSs by the purchaser, on becoming aware of any misrepresentation in this prospectus or any amendment to this prospectus the person or company withdrew the person's or company's consent to the Prospectus or any amendment to this prospectus, and gave reasonable general notice of the withdrawal and the reason for it; or

(c)	with respect to any part of this prospectus or any amendment to the Prospectus purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (A) there had been a misrepresentation, or (B) the relevant part of this prospectus or any amendment to this prospectus did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Furthermore, no person or company, other than ourselves, will be liable with respect to any part of this prospectus or any amendment to this prospectus not purporting (a) to be made on the authority of an expert or (b) to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company (i) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no misrepresentation or (ii) believed that there had been a misrepresentation.

Pursuant to section 130.1 of the Securities Act (Newfoundland and Labrador), purchasers in Newfoundland and Labrador may be entitled to a right of action for damages or rescission. Section 130 provides, in relevant part, that in the event that this prospectus, together with any amendments thereto, contains a misrepresentation, a purchaser of ordinary shares in the form of ordinary shares or ADSs will be deemed to have relied upon such misrepresentation if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against us, and subject to certain defences, every director at the date of this prospectus and every person who signed this prospectus, or amendment thereto. Alternatively, the owner of the purchased ordinary shares in the form of ordinary shares or ADSs may instead elect to exercise a statutory right of rescission against us, in which case the purchaser shall have no right of action for damages against us, the directors or persons who have signed the Prospectus.

Other limitations to an action by purchasers include:

(a)	no liability where it is proven that the purchaser purchased the ordinary shares in the form of ordinary shares or ADSs with knowledge of the misrepresentation;

(b)	in the case of an action for damages, no person will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the ordinary shares in the form of ordinary shares or ADSs as a result of the misrepresentation relied upon; and

(c)	in no case will the amount recoverable in any action exceed the price at which the ordinary shares in the form of ordinary shares or ADSs were offered to the purchaser.

In addition, any person or company, other than us, will not be liable if that person or company proves that:

(a)	this prospectus, or any amendment thereto, was sent or delivered to the purchaser without the person's or company's knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person's or company's knowledge or consent;

(b)	after delivery of this prospectus, or any amendment thereto, and before the purchase of the ordinary shares in the form of ordinary shares or ADSs by the purchaser, on becoming aware of any misrepresentation in this prospectus or any amendment to this prospectus the person or company withdrew the person's or company's consent to this prospectus or any amendment to this prospectus, and gave reasonable general notice of the withdrawal and the reason for it; or

(c)	with respect to any part of this prospectus, or any amendment thereto, purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (A) there had been a misrepresentation, or (B) the relevant part of this prospectus or any amendment to this prospectus did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

If a misrepresentation is contained in a record incorporated by reference into, or deemed incorporated by reference into, this prospectus, or any amendment thereto, the misrepresentation is deemed to be contained in this prospectus or any amendment to this prospectus.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario), the Securities Act (Nova Scotia), the Securities Act (Newfoundland and Labrador) and the rules, regulations and other instruments thereunder and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Issuer may rely. Prospective purchasers should refer to the applicable provisions of relevant securities legislation and are advised to consult their own legal advisers as to which, or whether any of such rights or other rights may be available to them. The enforceability of these rights may be limited as described below.

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the ordinary shares in the form of ordinary shares or ADSs. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors resident in other Canadian jurisdictions under local provincial securities laws.

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the offer and/or sale of the ordinary shares in the form of ordinary shares or ADSs (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à l'offre ou à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

We are incorporated under the laws of Jersey, Channel Islands. All or substantially all of the directors and officers may be located outside of Canada and, as a result, it may not be possible for Canadian investors to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the fees and expenses to be incurred in connection with the issuance and distribution of the ordinary shares and ADSs in the offering, other than underwriting discounts and commissions, to be as follows:

SEC registration fee	$14,038
NASD filing fee	11,600
Legal fees and expenses	710,000
Accounting fees and expenses	400,000
Printing and engraving costs	90,000
Blue sky fees and miscellaneous expenses	50,000
Total	$1,275,638

All of these estimated fees and expenses will be paid by us.

EXPERTS

Our audited financial statements as of December 31, 2004, 2003 and 2002, for each of the three years in the period ended December 31, 2004, incorporated by reference in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

The audited financial statements of Société des Mines de Morila SA as of December 31, 2004, 2003 and 2002, and for each of the three years in the period ended December 31, 2004, incorporated by reference in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Inc., independent accountants, given upon the authority of said firm as experts in auditing and accounting.

The information incorporated by reference in this prospectus with respect to our reserves pertaining to our mining sites in Mali has been reviewed by SRK Consulting, and has been included herein in reliance upon the authority of this firm as experts in mining, geology and ore reserve determination.

VALIDITY OF SECURITIES

The validity of the ordinary shares and the ADSs offered by this prospectus will be passed upon for us by our Jersey counsel, Ogier & Le Masurier. Certain legal matters relating to this offering will be passed upon by Fulbright & Jaworski L.L.P., our special U.S. counsel. Ashurst are acting as English counsel to us in connection with this offering. Certain legal matters relating to this offering will be passed upon by Cleary Gottlieb Steen & Hamilton LLP, special U.S. and English counsel to the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement, of which this prospectus constitutes a part, on Form F-3, with respect to the ordinary shares and ADSs being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with rules and regulations of the SEC. For further information about us and the ADSs being sold in this offering, please refer to the registration statement and the exhibits and schedules filed as a part of the registration statement.

We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You may read and copy any information filed with the SEC at the SEC's Public Reference Room at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Our SEC filings are also available to the public from the SEC's website at www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC through the EDGAR system. The information contained in the SEC website is not a part of this prospectus.

We will also furnish to each person, including any beneficial owner, to whom a prospectus for this offering is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request this information, at no cost, by writing or telephoning us at La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ Channel Islands, telephone +44 1534 735 333.

Mr. David Haddon is our Company Secretary, and his address is c/o Randgold Resources Limited, La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ Channel Islands. Mr. Haddon holds a BA LLB.

The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed or identified by us as being incorporated by reference will automatically update and supersede information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A filed on September 23, 2005, Amendment No. 2 filed on October 12, 2005, Amendment No. 3 filed on October 19, 2005, Amendment No. 4 filed on October 26, 2005 and Amendment No. 5 filed on October 27, 2005;

•	our current report on Form 6-K, as furnished to the SEC on August 26, 2005; and

•	the description of our ordinary shares contained in our Registration Statement on Form 8-A filed on June 27, 2002, including any amendment or report updating this description.

In addition, unless otherwise stated in this prospectus, all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act (except for certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act) and certain reports on Form 6-K furnished by us before the termination of this offering, which we identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, are incorporated herein by reference.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Jersey, Channel Islands. All of our directors and executive officers, except for Mr. R.I. Israel and Mr. P. Liétard, and some of the experts named in this prospectus, reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process on these persons or us within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a United States court predicated upon the civil liability provisions of the Federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive; it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. Jersey courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a Jersey court, the capacity of the parties to the contract will usually be determined in accordance with the Jersey Law. It is doubtful whether an original action based on United States Federal securities laws can be brought before Jersey courts. A plaintiff who is not resident in Jersey may be required to provide security for costs in the event of proceedings being initiated in Jersey. Furthermore the rules of the Royal Court of Jersey require that documents executed outside Jersey must be authenticated for the purpose of use in Jersey.

UNAUDITED CONSOLIDATED INCOME STATEMENT
($ IN THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	Consolidated Six months ended June 30, 2005 $000	Consolidated Six months ended June 30, 2004 $000 (restated)
REVENUES
Gold sales		59,949	27,474
Interest income		689	522
Other income		273	1,108
Profit on sale of Syama		—	7,070
		60,911	36,174
COSTS AND EXPENSES
Mine production costs		28,534	16,395
Movement in production inventory and ore stockpiles		(13,821)	(2,183)
Transfer from/(to) deferred stripping costs	7	2,873	(2,968)
Depreciation and amortization		4,902	4,707
Transport and refinery costs		129	98
Royalties		4,121	1,942
General and administration expenses		3,079	2,799
Exploration and corporate expenditure		10,094	7,187
Interest expense		645	920
Gain on financial instruments		—	(1,806)
Other expenses		—	2,276
Share-based payments		1,113	347
		41,669	29,714
PROFIT BEFORE INCOME TAX AND MINORITY INTEREST		19,242	6,460
Income tax expense		—	—
PROFIT BEFORE MINORITY INTEREST		19,242	6,460
Minority interest		—	—
NET PROFIT		19,242	6,460
BASIC EARNINGS PER SHARE ($)		0.32	0.11
FULLY DILUTED EARNINGS PER SHARE ($)		0.31	0.11

See Notes to Unaudited Consolidated Interim Financial Statements.

UNAUDITED CONSOLIDATED BALANCE SHEETS
($ IN THOUSANDS UNLESS OTHERWISE NOTED)

(Unaudited)

	Notes	At June 30, 2005 $000	At Dec. 31, 2004 $000 (restated)
ASSETS NON-CURRENT ASSETS
Property, Plant and Equipment	6	178,449	129,854
Cost		205,136	151,639
Accumulated depreciation and amortization		(26,687)	(21,785)
Deferred stripping costs	7	6,871	8,514
Long term ore stockpiles	5	23,813	12,054
TOTAL NON-CURRENT ASSETS		209,133	150,422
CURRENT ASSETS
Deferred stripping costs	7	5,140	6,370
Inventories and ore stockpiles	5	10,089	9,762
Receivables including prepayments	4	41,949	23,667
Cash and equivalents		56,556	78,240
TOTAL CURRENT ASSETS		113,734	118,039
TOTAL ASSETS		322,867	268,461
EQUITY AND LIABILITIES SHARE CAPITAL AND RESERVES
Share capital
Authorized :
80,000,000 ordinary shares of 5 U.S. cents each, for both years presented
Issued :
59,492,804 ordinary shares (December 2004: 59,226,694)		2,975	2,961
Share premium		103,703	102,342
Accumulated profit		119,455	100,213
Other reserves		(12,333)	(14,347)
TOTAL SHAREHOLDERS' EQUITY		213,800	191,169
MINORITY SHARE OF ACCUMULATED LOSSES		(954)	(954)
NON-CURRENT LIABILITIES
Long term borrowings	9	68,755	40,718
Loans from minority shareholders in subsidiaries		2,441	2,575
Deferred financial liabilities		14,030	15,668
Provision for closure and restoration	8	8,872	3,701
TOTAL NON-CURRENT LIABILITIES		94,098	62,662
CURRENT LIABILITIES
Accounts payable and accrued liabilities		14,231	14,428
Current portion of long-term liabilities		1,692	1,156
TOTAL CURRENT LIABILITIES		15,923	15,584
TOTAL EQUITY AND LIABILITIES		322,867	268,461

See Notes to Unaudited Consolidated Interim Financial Statements.

UNAUDITED STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY
($ IN THOUSANDS UNLESS OTHERWISE NOTED)

	Number of Ordinary Shares	Share Capital $000	Share premium $000	Accumulated Profits $000	Other Reserves $000	Total $000
BALANCE AT 31 DECEMBER 31, 2004 (as previously reported)	59,226,694	2,961	102,342	101,534	(15,668)	191,169
Adoption of IFRS 2 "share-based payments" ("IFRS 2")	—	—	—	(1,321)	1,321	—
Balance – December 31, 2004	59,226,694	2,961	102,342	100,213	(14,347)	191,169
Net income	—	—	—	19,242	—	19,242
Exercise of employee stock options	212,200	11	626	—	—	637
Movement on cash flow hedges
Unrealized	—	—	—	—	1,638	1,638
Share-based payments	—	—	—	—	1,111	1,111
Restricted shares issued as remuneration #	161,735	8	—	—	—	8
Restricted shares held by company #	(107,825)	(5)	—	—	—	(5)
Shares vested #	—	—	735	—	(735)	—
BALANCE AT JUNE 30, 2005	59,492,804	2,975	103,703	119,455	(12,333)	213,800

#	Restricted shares were issued to directors as remuneration. Of these shares, only 53,910 have vested, while the remainder of the shares are still held by the company as restricted shares pending their vesting as remuneration to the directors. The $0.7 million represents the costs, calculated in accordance with IFRS 2, of the shares which have vested. The cumulative expense recognized under IFRS, and recorded in other reserves, is reclassified to share premium upon issuance of the shares.

See Notes to Unaudited Consolidated Interim Financial Statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
($ IN THOUSANDS UNLESS OTHERWISE NOTED)

	Unaudited 6 months ended June 30, 2005 $000	Unaudited 6 months ended June 30, 2004 $000
Profit on ordinary activities before taxation and minority interest	19,242	6,460
Adjustment for non-cash items	9,143	(9,485)
Working capital changes	(17,494)	1,779
Net cash generated/(utilized) by operations	10,891	(1,246)
Net cash utilized in investing activities	(61,651)	(11,989)
Additions to property, plant and equipment	(48,580)	(24,442)
Financing of contractors	(13,071)	—
Movements in restricted cash	—	3,882
Disposal of Syama – net of cash disposed	—	8,571
Net cash generated by/(utilized in) financing activities	29,076	(9,104)
Ordinary shares issued	637	58
Increase/(decrease) in long-term borrowings	28,439	(9,162)
Net decrease in cash	(21,684)	(22,339)
Cash at beginning of period	78,240	105,475
Cash at end of period	56,556	83,136

The principal non-cash transactions relate to the amortization of property, plant and equipment, costs related to deferred stripping and share-based payments.

See Notes to Unaudited Consolidated Interim Financial Statements.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

The Company, its subsidiaries and joint ventures ("the Group") carry out gold mining activities and exploration. The Group currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, a mine in the commissioning phase, the Loulo Mine, also in Mali, as well as a portfolio of exploration projects in West and East Africa.

The interests of the Group are Morila S.A. ("Morila") which owns the Morila mine and Somilo S.A. ("Somilo") which conducts the development activities at the Loulo mine site. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold Resources' wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one-half of the members of the committee. AngloGold Services Mali S.A. ("Anser"), a subsidiary of AngloGold Ashanti, is the operator of Morila. Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian Government. Randgold Resources is the operator of Loulo.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim consolidated financial statements are unaudited and prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as long as the statements are not misleading. The interim financial data as of June 30, 2005, and for the six months ended June 30, 2005 and 2004 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments necessary for a fair presentation of the results for the interim periods. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company's Annual Report on Form 20-F/A for the year ended December 31, 2004, filed on June 29, 2005, and the amendments subsequently filed on September 23, 2005, October 12, 2005, October 19, 2005, October 26, 2005 and October 27, 2005 ("Randgold's Annual Report on Form 20-F/A for the year ended December 31, 2004").

The Company adopted IFRS 2 "Share-based payment" ("IFRS 2") on January 1, 2005. The standard requires an entity to recognize share-based payment transactions in its financial statements. In accordance with the standard's transitional provisions, the Company applied IFRS 2 to share options that were granted after November 7, 2002 and had not yet vested at the effective date of January 1, 2005. This change in accounting policy has been accounted for retrospectively, and the comparative statements for 2004 have been restated. The effect of the change on the six months ended June 30, 2004 is the recognition of share-based payment expense of $0.3 million. Opening accumulated profits as of January 1, 2004 have been reduced by $1.3 million, and opening other reserves have been increased by $1.3 million, which is the amount of the adjustment relating to periods prior to 2004.

The preparation of the Company's consolidated financial statements requires the Company's management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments; write-downs of inventory to net realizable value; post employment; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

3.	EARNINGS PER SHARE

	FOR THE SIX MONTHS ENDED JUNE 30, 2005
	Income (Numerator) $000	Shares (Denominator)	Per share amount $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2005		59,226,694
Weighted number of shares issued		221,455
Income available to shareholders	19,242	59,448,149	0.32
EFFECT OF DILUTIVE SECURITIES
Share options issued to employees		2,532,274	(0.01)
Fully diluted earnings per share	19,242	61,980,423	0.31

	FOR THE SIX MONTHS ENDED JUNE 30, 2004
	Income (Numerator) $000	Shares (Denominator)		Per share amount $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2004		58,520,770	*
Weighted number of shares issued		11,150
Income available to shareholders	6,460	58,531,920		0.11
EFFECT OF DILUTIVE SECURITIES
Share options issued to employees		44,761		—
Fully diluted earnings per share	6,460	58,576,681		0.11

*	Reflects adjustments resulting from the sub-division of shares

4.	RECEIVABLES

	June 30, 2005 $000	Dec. 31, 2004 $000
Trade	5,916	4,057
Advances to contractors	13,964	893
Taxation debtor	13,677	12,356
Prepayments	7,252	5,348
Other	1,140	1,013
	41,949	23,667

5.	INVENTORIES AND ORE STOCKPILES

	June 30, 2005 $000	Dec. 31, 2004 $000
Consumable stores	6,718	6,091
Short-term portion of ore stockpiles	1,586	803
Gold in process	1,785	2,868
	10,089	9,762
Long-term portion of ore stockpiles	23,813	12,054
	33,902	21,816

6.	PROPERTY, PLANT AND EQUIPMENT

Mine properties, mine development costs and mine plant facilities and equipment.

	June 30, 2005 $000	Dec. 31, 2004 $000
Cost
At beginning of year	151,639	174,304
Disposal of Syama	—	(92,994)
Additions	53,497	70,329
	205,136	151,639
Accumulated depreciation
At beginning of year	21,785	102,373
Disposal of Syama	—	(89,326)
Charge for the year	4,902	8,738
	26,687	21,785
NET BOOK VALUE	178,449	129,854

7.	DEFERRED STRIPPING COSTS

	June 30, 2005 $000	Dec. 31, 2004 $000
Closing balance	12,011	14,884
Non current portion	6,871	8,514
Current portion	5,140	6,370
Total	12,011	14,884

In addition to the above, pre-production stripping costs of $3 million was capitalized as part of mining assets.

The deferred stripping balances at June 30, 2005 and December 31, 2004 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 4.93 for the six months ended June 20, 2005 and 4.36 for the fiscal year ended December 31, 2004. These stripping ratios were calculated taking into account the actual strip ratios achieved of 3.05 for the six months ended June 30, 2005 and 3.98 for the fiscal year ended December 31, 2004.

8.	PROVISION FOR CLOSURE AND RESTORATION

	June 30, 2005 $000	Dec. 31, 2004 $000
Opening balance	3,701	5,962
Disposal of Syama	—	(2,438)
Additions	5,171	177
	8,872	3,701

As at June 30, 2005, $4.9 million of the liability relates to Somilo (December 31, 2004 $nil) which the Company based on estimates provided by environmental consultants in connection with the Loulo feasibility study. This has been adjusted for the time value of money, while $4 million relates to Morila (December 31, 2004: $3.7 million).

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation accrual using the standards as set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

The Group is committed to rehabilitation of its properties. To ensure that it is adequately provided to do so, it makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

9.	LONG TERM LIABILITIES

	Notes	June 30, 2005 $000	Dec. 31, 2004 $000
Morila power plant finance lease		5,376	5,787
Morila oxygen plant finance lease		998	1,045
Loulo project finance loan	9.1	60,504	35,042
Loulo CAT loan	9.2	3,569	—
		70,447	41,874
Less : Current portion of liabilities		(1,692)	(1,156)
		68,755	40,718

All loans are guaranteed or secured.

9.1.	Loulo Project Finance Loan

A first installment of $35 million was drawn against the loan in December 2004. A further $25 million was drawn down during the six months ending June 30, 2005. The loan is collateralized with the assets of the Loulo Project.

9.2	Loulo CAT Loan

The Caterpillar finance facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for

Loulo. The loan is repayable quarterly over 42 months commencing on August 1, 2005, and bears interest at a fixed rate of 6.03% per annum. The Company together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this loan. The average loan repayments of $0.5 million are payable in installments over the term of the loan.

9.3	Maturities

The long-term liabilities mature over the following periods:

	June 30, 2005 $000	Dec. 31, 2004 $000
Not later than 1 year	1,692	1,156
Later than 1 year and not later than 5 years	68,521	39,434
Later than 5 years	234	1,284
	70,447	41,874

10.	SEGMENT INFORMATION

The Group's mining and exploration activities are conducted in west and east Africa. An analysis of the group's business segments, excluding inter-group transactions, is set out below. There are no intra-group sales.

The Group undertakes exploration activities in west and east Africa which are included in the corporate and exploration segment.

SIX MONTHS ENDED JUNE 30, 2005

	GROUP'S 40% SHARE OF MORILA MINE $000	LOULO $000	CORPORATE AND EXPLORATION $000	TOTAL $000
PROFIT AND LOSS
Gold sales	59,949	—	—	59,949
Mine operating costs	(20,794)	—	—	(20,794)
Mining operating profit	39,155	—	—	39,155
Royalties	(4,121)	—	—	(4,121)
Interest expense	(645)	—	—	(645)
Interest received	—	—	689	689
Depreciation and amortization	(4,155)	—	(747)	(4,902)
Other income	148	—	125	273
Exploration and corporate expenditure	(295)	—	(9,799)	(10,094)
Share-based payments	—	—	(1,113)	(1,113)
Income/(loss) before tax and minority interest	30,087	—	(10,845)	19,242
Tax and minority interest	—	—	—	—
Net income/(loss)	30,087	—	(10,845)	19,242
TOTAL ASSETS (as at June 30, 2005)	103,559	144,104	75,204	322,867

SIX MONTHS ENDED JUNE 30, 2004

	GROUP'S 40% SHARE OF MORILA MINE $000	SYAMA (MALI) $000	LOULO $000	CORPORATE AND EXPLORATION $000	TOTAL $000
PROFIT AND LOSS
Gold sales	27,474	—	—	—	27,474
Mine operating costs	(14,141)	—	—	—	(14,141)
Mining operating profit	13,333	—	—	—	13,333
Royalties	(1,942)	—	—	—	(1,942)
Interest expense	(890)	—	—	(30)	(920)
Interest received	12	—	—	510	522
Depreciation and amortization	(3,975)	—	—	(732)	(4,707)
Gain/(loss) on financial instruments	(426)	—	—	2,232	1,806
Other income/(expenses)	(1,243)	(658)	—	733	(1,168)
Exploration and corporate expenditure	(338)	—	—	(6,849)	(7,187)
Profit on sale of Syama	—	—	—	7,070	7,070
Share-based payments	—	—	—	(347)	(347)
Income/(loss) before tax and minority interest	4,531	(658)	—	2,587	6,460
Tax and minority interest	—	—	—	—	—
Net income/(loss)	4,531	(658)	—	2,587	6,460
TOTAL ASSETS (as at June 30, 2004)	86,588	—	27,701	104,098	218,387

11.	COMMITMENTS AND CONTINGENT LIABILITIES

Capital Expenditure

	GROUP
	June 30, 2005 $000	Dec. 31, 2004 $000
Contracts for capital expenditure	3,409	17,119
Authorized but not contracted for	13,155	8,011
Total	16,564	25,130

12.	RECONCILIATION TO U.S. GAAP

The Company's consolidated financial statements included in this interim report have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP that affect consolidated net income for the six months ended June 30, 2005 and 2004 and total shareholders' equity as at June 30, 2005 and December 31, 2004, are presented below:

RECONCILIATION OF NET INCOME

	Six months ended June 30, 2005 $000s	Six months ended June 30, 2004 $000s
Net income as reported under IFRS	19,242	6,460
Share-based payment compensation	637	1,622	*
Exploration costs	(3,186)	—
Net income under U.S. GAAP	16,693	8,082
Other Comprehensive Income:
Movement in cash flow hedges during the period	1,638	2,376
Comprehensive income under U.S. GAAP	18,331	10,458
Basic earnings per share under U.S. GAAP ($)	0.28	0.14
Weighted average number of shares used in the computation of basic earnings per share	59,448,149	58,531,920
Fully diluted earnings per share under U.S. GAAP ($)	0.27	0.14
Weighted average number of shares used in the computation of fully diluted earnings per share	61,980,423	58,576,681

* Restated to reflect adoption of IFRS 2

Reconciliation of shareholders' equity

	June 30, 2005 $000s	Dec. 31, 2004 $000s
Shareholders' equity under IFRS	213,800	191,169
Exploration costs	(7,102)	(3,916)
Shareholders' equity under U.S. GAAP	206,698	187,253

SHARE-BASED PAYMENTS

The Company has an employee share option scheme ("Randgold Resources Share Option Scheme" hereafter referred to as the RRSO scheme) under which all employees may be granted options to purchase shares in RRL's authorized but unissued common stock. As at June 30, 2005, 9,668,579 shares were available to be exercised in terms of the RRSO scheme rules. During the six months ended June 30, 2005, 212,200 shares were exercised and 150,000 shares were granted at an average price of $12.78 per share.

Prior to January 1, 2005, there was no requirement to recognize share-based compensation expense under IFRS. The Company adopted IFRS 2 "Accounting for Share-based Payments" ("IFRS 2") from January 1, 2005, in accordance with the standard's transitional provisions. For U.S. GAAP purposes, the Company continues to account for its share option and share purchase plans under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("FAS 123"). This adjustment therefore reverses the compensation expense recorded under IFRS 2, and records the compensation expense under APB 25. The compensation expense under APB 25 relates mainly to the share options that were cancelled and reissued in 2001, as well as the restricted shares granted to directors.

The following table illustrates the effect on net income and earnings per share for the six months ended June 30, 2005 and 2004, respectively, as determined under U.S. GAAP as if the Company had applied the fair value recognition provisions of FAS 123, for share-based employee compensation (in thousands except for earnings per share information).

	Six months ended June 30, 2005 $000	Six months ended June 30, 2004 $000
Net income as reported under U.S. GAAP	16,693	8,082
Plus: Share-based compensation (expense)/benefit recognized	474	(1,275)
Less: Pro-forma share-based compensation expense determined under fair value based method of all awards	(1,111)	(347)
Pro-forma net income	16,056	6,460
Earnings per share:
Basic – as reported ($)	0.28	0.14
Basic – pro forma ($)	0.27	0.11
Fully diluted – as reported ($)	0.27	0.14
Fully diluted – pro forma ($)	0.26	0.11

The fair value of options granted in the six months ended June 30, 2005, reported in the pro-forma table above has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

May 10, 2005
Expected life (in years)	3
Risk free interest rate – RRSO Scheme	3.72%
Volatility	52.12%
Dividend yield	0%
Weighted average estimated fair value of options granted	$4.87

EXPLORATION COSTS

During the year ended December 31, 2004, the Company has capitalized certain exploration and evaluation expenditure under its IFRS accounting policy because it is considered probable that a future economic benefit will be generated. Under this accounting policy, expenditure of US$3.9 million incurred during the year ended December 31, 2004 relating to the underground development study at Loulo has been capitalized. US GAAP is more restrictive regarding the capitalization of such costs, since the project involves a different mining method (underground mine as opposed to an open pit) which means that proven and probable reserves need to be established before expenditure can be capitalized. Therefore, since a final feasibility study had not yet been established, this expenditure was expensed as incurred under US GAAP.

PRESENTATION IN FINANCIAL STATEMENTS

Under IFRS the Company accounts for its interest in the incorporated Morila SA joint venture using the proportionate consolidation method. Under U.S. GAAP interests in incorporated joint ventures are accounted for under the equity method. Although this presentation under U.S. GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IFRS, it has no impact on the income and net asset value of the Company, except for any differences between IFRS and U.S. GAAP applicable to the joint venture.

The following table presents summarized income statement information for Morila for the six months ended June 30, 2005 and 2004.

	Six Months Ended
	June 30, 2005	June 30, 2004
	$000	$000
Gold sales	139,952	68,686
Profit from mining activity	84,685	28,480
Other expenses	10,576	17,152
Net income	74,109	11,328